Misys plc
Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

BY COURIER
Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commissio[redacted]
450 Fifth Stree[redacted]
Washington, [redacted]
USA

07025738

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

2 August 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed a copy of the Notice of EGM Stock Exchange Announcement, EGM circular incorporating Notice of an Extraordinary General Meeting to be held on Thursday 16 August 2007 and Form of Proxy. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Corina Ross
Group Secretariat Manager

Encs

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

RECEIVED
2007 AUG -7 A 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

S:\Corporate Governance\SEC Compliance\SEC Filing\Filing cover letters\02 08 07 Filing cover letter EGM NOM and Proxy.doc

Released: 31/07/2007

FOR IMMEDIATE RELEASE
31 JULY 2007

Misys plc

Statement re: Posting of Shareholder Circular and Notice of EGM

The Board of Misys plc announces that it is today (31 July 2007) posting a circular to its shareholders (the "Circular") setting out details of the proposed disposals of the Diagnostic Information Business. This follows the announcement on 22 July 2007 of the Company's agreement to dispose of the business to Vista Equity Partners.

The Circular contains a notice convening an Extraordinary General Meeting (EGM) of shareholders at 16.30pm on Thursday, 16 August 2007 to approve the proposed disposal.

The Circular will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000. In addition, the Circular will shortly be available to view on the Company's website (www.misys.com) or can be inspected at the Company's registered office (Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP).

UBS Investment Bank is acting as exclusive financial advisor and Allen & Overy LLP is acting as legal counsel to Misys plc on the disposal of the Diagnostic Information Business.

ENDS

ANALYST / INVESTOR ENQUIRIES
Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com

MEDIA ENQUIRIES
Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

END

Misys plc
Shareholder Admittance Card

Extraordinary General Meeting of the Company to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO on Thursday 16 August 2007 at 4.30 p.m.

Admittance Card

The Extraordinary General Meeting of Misys plc will be held at 4.30 p.m. on Thursday 16 August 2007 at the offices of Allen & Overy LLP, One Bishops Square London E1 6AO. A map showing the location of the venue is provided on the reverse of this card.

If you intend to come to the EGM, please bring this admittance card with you and hand it to the Registrars to facilitate the check-in arrangements.

If you are unable to attend the Meeting, you can appoint another person as your proxy to attend the meeting and vote on your behalf. Please see the notes below. You may submit your proxy instructions electronically at www.sharevote.co.uk

Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service. Please see the notes to the EGM Notice contained in the Circular to Shareholders sent with this Form of Proxy, which are incorporated by reference.

If you wish to appoint your proxy by post, please complete the pre-paid proxy form opposite using black ink, and send it to Lloyds TSB Registrars.

Appointment of a proxy will not prevent you from attending and voting at the Meeting if you decide to do so.

Notes to the Form of Proxy

01 If you wish to appoint any other proxy (not necessarily a shareholder of the Company), please write their name in the space provided. Please initial any amendments to the form.

02 In the case of joint holders, the senior who submits a vote shall be accepted to the exclusion of the votes of any joint holders. Seniority is determined by the order of the names in the register of members.

03 To be valid the shareholder(s) or their agent must sign the proxy form. A corporation must appoint its proxy either under its common seal or under the hand of an agent or a duly authorised officer of the corporation.

04 To be valid for use at the Meeting, this form, together with any applicable power of attorney or other authority under which it is signed or a duly certified copy, must be received at the address of the Registrars given on the reverse of the form not later than 48 hours before the time of the Meeting.

05 Please note that "Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution. It is provided to enable shareholders to evidence their concern about a particular issue.

Misys plc
Form of Proxy

misys

For use at the Extraordinary General Meeting to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO on Thursday 16 August 2007 at 4.30 p.m.

Reference Number | **Card ID** | **Account Number**

I/We hereby appoint the Chairman of the Meeting or

(see note 01) as my/our proxy to vote for me/us on my/our behalf at the EGM and at any adjournment of it. Unless otherwise indicated and upon any matter properly before the Meeting but not referred to below, my/our proxy may exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting.

Please indicate with a mark ☒ in each case how you wish your vote to be cast.

Vote	For	Against	Withheld
01 To approve the sale of the entire issued share capital of Misys Hospital Systems, Inc.	☐	☐	☐

Date

Signed

0174-024-0

MISYS

The Extraordinary General Meeting of Misys plc
will be held at the offices of Allen & Overy LLP,
One Bishops Square, London E1 6AD
on Thursday 16 August 2007 at 4.30 p.m.

How to get to One Bishops Square



ALLEN & OVERY
SHOREDITCH
COMMERCIAL STREET
BRICK LANE
A1202
A10
BRUSHFIELD STREET
MIDDLESEX STREET
HOUNDSDITCH
LIVERPOOL ST
ALDGATE
ALDGATE EAST
CRISPIN STREET
GUN STREET
Train Station
Underground Station
0
250m
500m
750m
1km

BUSINESS REPLY LICENCE NO.
NAT6513

2

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6NE

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (FSMA) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares, please forward this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold only part of your holding of Ordinary Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale was effected.

Your attention is drawn to the letter from your Chairman which is set out in Part II of this document and which contains a recommendation from your Board that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below.



MISYS PLC

(incorporated under the Companies Act 1985 in England and Wales with registered number 01360027)

Circular to Shareholders relating to the Proposed Disposal of Misys Hospital Systems, Inc. including a Notice of Extraordinary General Meeting

---

A Notice of Extraordinary General Meeting of the Company, to be held at the offices of Allen & Overy LLP, One Bishops Square, London, E1 6AO at 4.30 p.m. on 16 August 2007, is set out in Part IX of this Circular. Whether or not you intend to be present at the EGM, you are asked to complete and return the enclosed Form of Proxy in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by the Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6NE by not later than 4.30 p.m. on 14 August 2007 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). You may also submit your proxy electronically at www.sharevote.co.uk using the reference number, card ID and account number on the Form of Proxy. If you are a member of CREST you may be able to use the CREST electronic proxy appointment service. Proxies sent electronically must be sent as soon as possible and, in any event, so as to be received by not later than 4.30 p.m. on 14 August 2007 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

This document is a circular relating to the Proposed Disposal which has been prepared in accordance with the Listing Rules made under section 73A of the FSMA. This Circular has been approved by the Financial Services Authority.

UBS is acting as financial adviser and sponsor to Misys and with the consent of Misys is providing acquisition finance to the Buyer (and/or it affiliates) in relation to the Proposed Disposal. No member of the UBS Group is acting for any other person in connection with the Proposed Disposal and nor will any such member be responsible to any other person for providing the protections afforded to clients of UBS or for providing advice in relation to this Circular or any matters referred to in it.

Apart from the responsibilities and liabilities, if any, which may be imposed on UBS by the FSMA or the regulatory regime established thereunder, UBS accepts no responsibility whatsoever for the contents of this Circular. UBS accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this Circular.

FORWARD LOOKING STATEMENTS

The statements contained in this Circular that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Misys' control and all of which are based on the Directors' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Misys or its representatives have made or may make forward-looking statements orally or in writing. Such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of one of Misys' authorised executive officers. These forward-looking statements and other statements contained in this Circular regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved. Actual events or results may differ materially as a result of risks and uncertainties facing Misys and its subsidiaries. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. See Part III of this Circular ("Risk factors") for further information in this regard. The forward-looking statements contained in this Circular speak only as at the date of this document. Except to the extent required by applicable law, the Listing Rules or the Disclosure and Transparency Rules of the Financial Services Authority, Misys will not necessarily update any of them in light of new information or future events and undertakes no duty to do so.

DATE

This Circular is dated 31 July 2007.

Contents

Part I: Expected timetable of principal events

	2007
Publication of this Circular	31 July
Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting of Misys	4.30 p.m. on 14 August
Extraordinary General Meeting of Misys	4.30 p.m. on 16 August
Earliest expected date of completion of the Proposed Disposal	By end September*

Note:
* *This is indicative only and is subject to change.*

Part II: Letter from the Chairman of Misys plc



(incorporated under the Companies Act 1985 in England and Wales with registered number 01360027)

Directors:		*Registered Office:*
Sir Dominic Cadbury	Chairman	Misys plc
Mike Lawrie	Executive Director	Burleigh House
James Malone	Executive Director	Chapel Oak
John King	Non-executive Director	Salford Priors
John Ormerod	Non-executive Director	Evesham
Al-Noor Ramji	Non executive Director	WR11 8SP
Jeffrey Ubben	Non-executive Director	
Dr Jürgen Zech	Non-executive Director	Tel No: 01386 871 373

31 July 2007

Dear Shareholder

Proposed Disposal of Misys Hospital Systems, Inc. and Notice of Extraordinary General Meeting

1. Introduction

Misys announced on 22 July 2007 that it had agreed to sell Misys Hospital Systems, Inc., a supplier of diagnostic information systems to hospitals, to MHS Holdings, LLC (an entity controlled by Vista Equity Partners) for an aggregate consideration of US$381.5 million (approximately £186 million at 22 July 2007) in cash less certain specified debt obligations and subject to a working capital adjustment.

In view of its size, the Proposed Disposal is conditional upon, amongst other things, the approval of Shareholders. This approval will be sought at an extraordinary general meeting of the Company to be held on 16 August 2007.

The purpose of this Circular is to provide you with details of the background to and reasons for the Proposed Disposal, to explain why your Board believes that the Proposed Disposal is in the best interests of the Company and its Shareholders as a whole and to seek your approval of the resolution to be proposed at the Extraordinary General Meeting. A Notice convening the Extraordinary General Meeting is set out in Part IX of this Circular. The actions you should take to vote on the Resolution, and the recommendation of your Board, are set out in paragraphs 9 and 11 respectively of this letter.

2. Information on Misys

Misys, the global software and solutions company, is one of the world's longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury and capital markets Misys has over 1,200 customers, including the world's top 50 banks. In Healthcare Misys serves more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries.

3. Current trading and prospects of Misys

On 24 July 2007 the Company issued its preliminary results announcement for the financial year ended 31 May 2007. The following statement, as extracted without adjustment from the preliminary announcement, was made:

"In March we set out our strategy to turn Misys around and improve the financial and operating performance. That strategy is to become the leading application software and services provider to the financial services and healthcare industries by providing customers integrated,

comprehensive solutions. We have begun to make some progress executing our strategy and over the next three to five years aim to deliver increased value to customers and improved returns for shareholders. We identified six strategic imperatives which underpin the strategy:

- building a solution orientation and expand along the value chain
- focused strategy and integrated portfolio for each business unit
- develop winning partnerships
- revitalise the organisation
- continuously innovate to capture market opportunities
- improve financial performance

The turnaround strategy builds on our strengths - huge installed customer base, global footprint, strong products and our people. We have clear, market facing strategies in place for each business and customer reaction has been very favourable since we announced our plans.

We are rebalancing our portfolio around the highest growth areas of the markets we serve. We completed the sale of Sesame, our independent financial advisers support services business, in early June 2007 and now Misys is wholly focused on software and solutions for the financial services and healthcare markets.

In Healthcare, the strategy is based on both focus and differentiation, concentrating on the higher growth ambulatory and connected communities segment of the healthcare market. We are realigning the business to better position it to execute the strategy, reduce costs and maintain margins. We have announced the sale of our hospital systems businesses and are focusing our resources in the ambulatory segment where we have core competencies and a huge installed base of physician customers. In Treasury & Capital Markets we are pursuing a growth strategy and as a result we are working to expand our distribution channels to capture increasing market demand. We are also building our services capability, in line with the global operating model to ensure we can deliver the services customers are asking for. In Core Banking the strategy is focused on increased profitability and we are consolidating our product lines onto the Misys BankFusion platform. We have explained this strategy to customers and they are very supportive because we are giving them maximum flexibility and support for all products as well as offering a next generation solution which they can upgrade to over time. We are also building a global services business to deliver integrated solutions that will add real value for customers.

After a period of significant change and uncertainty we are revitalising the organisation and have built an entirely new management team which is working to drive a new culture focused on adding value for customers with accountability for delivering results throughout the organisation. We are also embracing new technology and harnessing the disruptive forces we see in the industry to capture market opportunities. We have hired Bob Barthelmes as Executive Vice President in charge of a new business unit that will lead the development of our strategy for open source and software as a service. The approach we take will focus on three core areas:

- how we create and drive innovation in the marketplace through open source and how we adopt new business models
- how we start integrating open source code into Misys applications and how we contribute to open source communities
- how we use open source technology internally to accelerate and enhance the value we deliver

It is early days but we see great opportunity to accelerate delivery of our application strategy and deliver increased value through increasing innovation and engaging proactively with the open source community.

All of this work helps to get us focused and improve the overall financial performance of Misys. We have realigned the portfolio to our core competencies and the higher growth areas of the markets we serve. The cost take out work is progressing to plan and helping to drive increased profitability. We are also taking action to deliver increased growth and have prioritised three key areas. We have established a new region to drive incremental growth in emerging markets, principally China, India, Middle East and Africa. In Treasury & Capital Markets we are hiring additional staff and expanding our distribution networks to capture market opportunity and in Services we are building capacity to meet customer demand.

This first phase of the turnaround is about improving profitability and efficiency principally by driving the costs out so that we can reinvest in the business to get revenue growing. The results we are announcing today underscore the fact that the turnaround is progressing in line with our expectations.

Financial summary

The information in this section is presented on an as reported basis.

In the year ended 31 May 2007 Misys reported revenue from continuing operations of £563m, 4% below the previous year (2006: £583m). Statutory operating profit was £37m (2006: £58m) but, when adjusted to exclude exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, was £81m (2006: £77m). Basic earnings per share were 3.1p (2006: 44.0p) and adjusted basic earnings per share were 14.6p (2006: 14.3p), an increase of 2%. Our cash performance remains strong with cash flow from continuing operations of £83m (2006: £92m).

The Board is recommending a final dividend of 4.71p per share. This would raise the full year dividend to 7.53p, an increase of 5% over last year.

Outlook

The market conditions in our core businesses remain positive and this will continue to drive demand for our leading products. We are focused on execution and are actively working to reposition our portfolio to the highest growth areas of the markets we serve. A key element of delivering improved financial performance is delivering on the cost take out work and we are encouraged by early progress here which enables us to make investments to deliver growth in line with our financial model. We continue to investigate all options to accelerate our progress and deliver increased value for customers, employees and shareholders. Our exposure to foreign exchange movements remains a key risk, in particular the US Dollar, which could continue to adversely affect our as reported performance."

4. Information on MHS

MHS was established in 1979 and is a wholly owned subsidiary of Misys having been acquired by Misys in 2001. MHS is one of the leading suppliers of diagnostic IT solutions to hospitals. MHS is a leading provider of laboratory information systems to the laboratory departments in hospitals and it also provides information systems within the radiology and pharmacy departments. MHS provides information systems to an extensive customer base of over 1,200 U.S. hospitals, integrated delivery networks and commercial laboratories as well as to hospitals in Canada, the U.K., Western Europe, and the Middle East. MHS is based in North Carolina, U.S., employs approximately 750 people and operates development centres in Tucson, Arizona in the U.S. and Bangalore in India.

MHS' IT systems automate the processes of hospital departments by effectively managing and classifying large volumes of clinical data in order to improve the quality of patient care, reduce costs and enhance operating efficiencies. MHS provides a wide variety of information systems including Laboratory, Radiology, Commercial Laboratory, Clinical Financial, and Pharmacy, as well as implementation, best practice consulting, application interfacing and instrument interfacing.

MHS benefits from a large installed customer base which has generated increasing levels of recurring maintenance revenues. In addition, MHS has been able to reduce its overall cost structure by reducing facility overhead and spending on non-core products, and moving certain research and development functions off-shore. In the financial year ended 31 May 2007, the MHS Group had revenues of £78.5 million, gross assets of £155.4 million and operating profit of £23.8 million. This financial information has been extracted without material adjustment from Part IV of this Circular. Shareholders should read the whole of this document and not rely solely on the summarised
financial information above.

5. Background to and reasons for the Proposed Disposal

As noted above, Misys is in the early stages of a three to five year turnaround programme intended to deliver increased value to customers and improved returns to Shareholders. The Company announced its strategic plan on 8 March 2007, which included a focused strategy and

simplified integrated portfolio for each business targeting those sectors offering the highest levels of growth. In the case of Healthcare, Misys announced a strategy of focus and differentiation, concentrating on the faster-growing ambulatory and connected communities segment of the healthcare market.

The Proposed Disposal is consistent with that stated strategy. The laboratory information business has generated low single digit annualised revenue growth since its acquisition in 2001 and therefore does not exhibit growth patterns consistent with those targeted by Misys. In addition, the Proposed Disposal will realise significant value for the Continuing Group, enabling Misys to direct resources to those areas offering the greatest long term potential for Shareholders.

6. Effect of the Proposed Disposal and use of proceeds

The net proceeds of the disposal are estimated to be US$373 million in cash. Proceeds from the Proposed Disposal will be used to pay down debt and for general corporate purposes. In addition, the proceeds will provide Misys with the financial flexibility to consider other uses, including potential acquisitions or a share buy back programme.

A pro-forma statement of net assets illustrating the position of the Continuing Group following completion of the Proposed Disposal and details of the effect on the earnings of the Continuing Group are set out in Part V of this document. The pro forma statement is for illustrative purposes only and has been prepared to illustrate the effect of the Proposed Disposal as if it had taken place on 31 May 2007. In relation to earnings, the effect of the Proposed Disposal would have been to reduce both the operating profit and net finance costs in the year ended 31 May 2007.

7. Overview of the Proposed Disposal

Misys Holdings Inc., an indirect wholly owned subsidiary of Misys, entered into a stock purchase agreement with MHS Holdings, LLC (an entity controlled by Vista Equity Partners) on 22 July, 2007. Under the terms of the MHS Agreement, the Seller has conditionally agreed to sell MHS to MHS Holdings, LLC for US$381.5 million in cash less certain specified debt obligations of the MHS Group at Completion. The purchase price is also subject to a working capital adjustment, namely that, to the extent that the working capital of the MHS Group is greater than an agreed target figure of negative US$24.5 million, the purchase price will be increased by such difference and to the extent the working capital is less than negative US$24.5 million, the purchase price will be decreased by such difference.

Each of the Seller, MHS and the Buyer have given representations, warranties and covenants which are usual for a transaction of this nature. Both the Seller and the Buyer have also given indemnities to each other in respect of, amongst other things, such representations, warranties and covenants. The payment obligations of the Seller under the MHS Agreement are guaranteed by Misys.

The disposal is conditional upon, amongst other things, Misys obtaining Shareholder approval for the Proposed Disposal, the Buyer receiving the proceeds of its debt financing and any applicable waiting period for competition clearance under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated. The parties have agreed to use their commercially reasonable efforts to take or cause to be taken all actions and to do all things necessary to consummate and make effective as promptly as possible the transaction contemplated in the MHS Agreement.

In the event that the Buyer is unable to obtain debt financing, a break fee of US$10 million is payable by the Buyer to the Seller. In the event that Misys is unable to obtain Shareholder approval for the Proposed Disposal, a break fee of US$10 million is payable by the Seller to the Buyer.

At Completion, Misys Healthcare (a wholly owned subsidiary) will enter into commercial agreements with the Buyer. Under these agreements, the Buyer will act as reseller of Misys Connect and will market the Misys Electronic Medical Record (EMR) product as its preferred EMR solution for ambulatory physicians.

Further information on the terms of the Proposed Disposal may be found in Part VI of this document.

8. Extraordinary General Meeting

In view of the size of the Proposed Disposal, Shareholders' approval in general meeting is required. At the end of this Circular, you will find a Notice convening an Extraordinary General Meeting of the Company, which is to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 4.30 p.m. on 16 August 2007. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed with this Circular.

The full text of the Resolution to be proposed at the EGM is set out in the Notice in Part IX of this Circular. The Resolution will be proposed as an ordinary resolution. The passing of the Resolution requires a majority of the votes cast in respect of that Resolution. Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

9. Action to be taken

You will find enclosed with this Circular a Form of Proxy for use at the Extraordinary General Meeting. **Whether or not you propose to attend the Extraordinary General Meeting in person, it is important that you complete and sign the enclosed Form of Proxy in accordance with the instructions printed thereon and return it to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6NE as soon as possible and, in any event, so as to be received not later than 4.30 p.m. on 14 August 2007.** The completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person, if you so wish and are so entitled.

You may also submit your proxies electronically at www.sharevote.co.uk using the reference number, card ID and account number on the Form of Proxy. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to ID 7RA01 so that it is received by no later than 4.30 p.m. on 14 August 2007.

10. Further information

You are advised to read all the information contained in this Circular before deciding the action to take in respect of the Extraordinary General Meeting.

The results of the EGM will be announced through a Regulatory Information Service and our website as soon as possible once known. It is expected that this will be on 17 August 2007.

11. Recommendation to Shareholders

The Misys Board has received financial advice from UBS in the context of the Proposed Disposal. In providing advice to the Board, UBS has relied on the Board's commercial assessment of the Proposed Disposal. UBS, with the consent of Misys, is also providing acquisition finance to the Buyer (and/or its affiliates) in relation to the Proposed Disposal.

The Misys Board considers the terms of the Proposed Disposal to be in the best interests of the Company and its Shareholders as a whole and accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolution to be proposed at the EGM as they intend to do in respect of those Ordinary Shares beneficially owned by them over which they have voting control in their personal capacity amounting to 483,300 Ordinary Shares which represent approximately 0.096% of Misys' current issued share capital.

Yours faithfully

Sir Dominic Cadbury
Chairman
Misys plc

Part III: Risk factors

All the information set out in this Circular should be carefully considered including those risks described below, when deciding whether or not to vote in favour of the Resolution to be proposed at the EGM. If any of the following risks actually materialise, Misys' business, financial condition, prospects and share price and the business, financial condition and prospects of the Continuing Group could be materially and adversely affected to the detriment of the Company, the Continuing Group and the Shareholders and you may lose all or part of your investment. All risks which the Directors are aware of at the date of this Circular and which they consider material are set out in this Part III. However, additional risks and uncertainties presently unknown to the Directors or which the Directors consider to be immaterial may also have a material adverse effect on the Company, the Continuing Group and/or the Shareholders.

RISKS RELATING TO THE CONTINUING GROUP AND THE MHS GROUP

Specific risks relating to both the Continuing Group and the MHS Group

Market strategy

The markets in which the Continuing Group and the MHS Group operate move quickly. Entering and exiting new segments of the market, developing new products and discontinuing others can have substantial lead times. To do this successfully the Continuing Group and the MHS Group need to predict future areas of demand and the future capabilities of their competitors. The speed at which the market develops can sometimes make it difficult to obtain quality information on the changing demands of customers which may result in decisions being made with imperfect data. Failure in this area could result in the Continuing Group and the MHS Group making investments in the wrong product or failing to invest in a product which is successful. In view of these risks the strategy adopted by Misys is rooted in the market, based on facts and supported with specialist external data. This strategy is also comprehensively communicated throughout the senior management team and employees of the businesses and its implementation is regularly reviewed against delivery defined imperatives and targets.

Competition

The Continuing Group and the MHS Group operate in highly competitive markets characterised by rapidly changing technology, industry standards and customer needs as well as by frequent new software applications and products. If the Continuing Group and the MHS Group do not respond effectively they may lose market share and businesses could suffer. The Continuing Group and the MHS Group believe that they have a relatively small number of significant competitors in each vertical market they serve. However, some of these competitors could, in the future, pose a greater competitive threat, particularly if they consolidate or form strategic or commercial relationships among themselves or with larger and well-financed companies. There has been evidence of this happening in the U.S. Healthcare IT market.

Product development

There are many risks in bringing a product development project to a conclusion on schedule and within budget. This process is managed by developing a product roadmap that identifies the enhancements that will be made to successive versions of the product. The Continuing Group's and the MHS Group's application software products and services are complex and may contain undetected errors, failures, performance problems or defects. The early releases of a product will have been subjected to beta tests but not the more stringent test of widespread use by large numbers of users. Consequently, despite vigorous pre-release testing, problems may not become apparent until the system is used in production environments and, in Healthcare, the risk of patient harm remains. However, the product development teams network extensively amongst themselves and beyond to pursue best practice.

People

People are the Continuing Group's and the MHS Group's greatest asset and the market for quality technology skills and management is very competitive. It remains a constant challenge for the Continuing Group and the MHS Group to attract, retain, develop, incentivise, manage and motivate its staff. If the Continuing Group or the MHS Group were to lose members of management or employees who possess specialised market knowledge and technology skills, it may not be able to manage its operations effectively or develop new application software products and services. The Continuing Group and the MHS Group therefore take talent management very seriously and their people are appraised regularly and are given individual development plans and other incentive packages. Misys is also committed to ongoing succession planning.

Contract implementation and service levels

The Continuing Group and the MHS Group see themselves as business partners to their customers and pride themselves on supplying them with business critical systems. Often the system will transcend departmental boundaries within the client's organisation and may be a part of a larger project involving other suppliers. The process of introducing a system in such an environment may be disruptive to the client in the short term and the implementation may be subject to project management by the client or by others. Consequently large contracts will have long implementation schedules and their complexity will add to the challenges of project management. This gives an increased risk of delay during the implementation period with consequential risks to expected cash flows and profits. This risk continues after the implementation period under service level agreements. The needs of the client may also change both during the implementation period and after it for a reason that is outside the Continuing Group's and the MHS Group's control. In the extreme, the client may no longer need the product that it has contracted for. Such instances are rare and typically resolved through negotiation. Furthermore, the products and services developed by the software applications industry in general are characterised by lengthy sales cycles that may cause revenues and operating results to be unpredictable and to vary significantly from period to period.

Infringement of intellectual property rights

The Continuing Group and the MHS Group own substantial intellectual property rights and generally protect their proprietary application software products and services by licensing rights to use the application, rather than selling or licensing the computer source code. They also protect their proprietary software and services by copyright law. Possible infringement of their intellectual property rights could cause loss of revenue, adversely affect business operations and/or damage their trademarks.

Furthermore, there is always the risk that the Continuing Group or the MHS Group has inadvertently infringed the intellectual property rights of a third party. There has been substantial litigation in the software applications industry regarding inadvertent infringement of intellectual property rights. There may be patents and patent owners relevant to our product lines that are unknown to us. If any such claim against the Continuing Group and/or the MHS Group were successful it would probably need to re-design the relevant product which would demand further investment in that product or take a licence on the infringing intellectual property within its product which may not always be possible on acceptable commercial terms or cease to sell that product and accept the consequential impact. An intellectual property claim made against the Continuing Group and/or the MHS Group and any action taken by them to protect their intellectual property rights would also be a drain on management attention and disruptive to the business and could cause delays in product development. The risk is mitigated through the Continuing Group's contractual arrangements and by the careful adherence to Misys' policy on open source software.

Personal data

If third parties were able to penetrate the network security of the Continuing Group or the MHS Group or otherwise misappropriate their users' personal or proprietary information, they could be subject to claims. These claims could include claims for violation of data protection rights and could result in litigation and liability for substantial damages. Moreover, their reputation may be damaged and users may be deterred from using their application software products and services.

Laws and regulations

The Continuing Group and the MHS Group are subject to the laws and regulations of a number of countries covering a wide variety of areas affecting international transactions, including export controls, anti-corruption legislation and data protection requirements. It can sometimes require extra time and costs to ensure that local laws and regulations are complied with.

Attack by IT viruses

As an IT business, attacks by IT viruses will always be a threat that requires sound IT infrastructure and virus protection software. Furthermore Banking and Healthcare both obtain significant revenues from online trading activity. A disruption to service could, in time, result in customers reverting to traditional means of conducting business and so circumventing the service provided by the Continuing Group and the MHS Group. Finally, if third parties misappropriate the Continuing Group's and/or the MHS Group's users' information, it may be liable for substantial damages, its reputation may be damaged and users may be deterred from using its application software products and services.

Reliance on key locations and systems failures

The Continuing Group and the MHS Group have a number of key locations that are important to its operations such as key product development centres, helpdesk support, large transaction processing centres and large administrative support centres. The Continuing Group's and the MHS Group's systems and operations are vulnerable to damage or interruption from floods, fires, power loss, telecommunications failures, flu pandemic and similar events. The Continuing Group and the MHS Group have disaster recovery plans and business interruption insurance but these measures may prove inadequate. Such damage and interruptions could reduce revenues and profits and could result in claims or product liability litigation. In addition, future revenues and profits could be harmed if customers believe that the Continuing Group's and/or the MHS Group's systems are unreliable. For the Continuing Group, this risk could be increased by the planned consolidation into one single location of all the Misys' UK offices and facilities in 2008.

Terrorist attacks

Terrorist attacks like those of 11 September 2001 in the U.S., and the subsequent attacks in Bali, Madrid and London, could damage the global economy and affect the Continuing Group's and the MHS Group's customers' investment decisions over an extended period of time. As a vendor of application software products and services to sectors including banking, which are vulnerable to uncertainty and global economic conditions generally, the Continuing Group and the MHS Group operate in a sector of the economy that may be impacted by the effects of any such attack.

Specific risks relating to the Continuing Group only

Implementation of new strategic plan

As described in the letter from the Chairman of the Company contained in Part II of this Circular, the Continuing Group is in the early stages of a three to five year turnaround programme intended to deliver increased value to customers and increased returns to shareholders. The strategic plan includes a focused strategy and a simplified, integrated portfolio for each business. The changes will take time to implement and their effects will take three to five years to be fully evident. Implementation may also result in additional costs and there may be changes in the composition of the Continuing Group. There is also no guarantee that the proposed changes will result in an improvement to performance and financial position.

Partnerships, collaborations, strategic alliances, acquisitions and disposals

One of the Continuing Group's key strategic objectives going forward is to seek partnerships, collaborations, strategic alliances and acquisition opportunities with a view to complementing its existing product and services portfolio. The strategy of entering into partnerships, collaborations or strategic alliances gives rise to risks of failing to identify appropriate partners, agree suitable commercial terms and failing to work together successfully.

Acquiring or disposing of companies gives rise to execution risks in identifying and valuing the target, managing the process to best advantage and integrating or separating the target business. These tasks are therefore performed to a set of procedures by a dedicated team that call upon external resources as required. In addition, after any disposal the Continuing Group will be smaller and so less diverse and any problems will therefore have a greater impact.

The Continuing Group could also be adversely impacted if it fails to either build on existing relationships or develop new relationships with parties such as third party distributors, software suppliers, system integrators and value added resellers.

The Misys brand

The Misys brand is becoming increasingly important to the Continuing Group. The Continuing Group must establish, maintain and enhance its brand in order to compete effectively. Its businesses could be adversely affected if its efforts are unproductive, if it cannot increase its brand awareness or if other factors negatively impact its brand.

Economic cycle

The market demand for the products offered by the Continuing Group's Banking business is sensitive to an economic downturn. The strength of its revenues is reliant upon banks continuing to seek competitive advantage and greater efficiencies from technology and this encourages them to make further investments in this area. Such investments are more likely to be made during periods of economic growth. Healthcare is not considered to be as sensitive to the state of the economy.

Geographical risks

The Continuing Group has operations in over 30 countries and customers in over 120. This geographic diversity reduces reliance on the success of any one economy but also exposes parts of its business to the risk of political unrest. The Continuing Group maintains significant research and development operations in principally Bangalore and Manila. Political or social instability in either of those areas could seriously harm its research and development operations. The Continuing Group's operations do have business continuity plans but a level of disruption could nevertheless be expected if political unrest, or any other disruptive event, should occur.

The Continuing Group may be subject to tax audit in any of the countries in which it operates, in accordance with the local practice. This introduces an exposure to new tax risks, such as a challenge to the Continuing Group's transfer pricing policies, and it raises the possibility of the same profits being taxed in more than one country. Furthermore tax legislation is complex and often results in lengthy negotiations before certainty of the tax treatment to a complex transaction is achieved.

Some of the countries in which the Continuing Group has operations control the repatriation of earnings and capital. These controls may vary at short notice and consequently create a risk of delaying or even preventing cash flows back to the Continuing Group.

Geographic diversity leaves the Continuing Group exposed to fluctuations in exchange rates with the highest exposure being against the US dollar and the Euro. Where possible the Continuing Group routinely hedges currency exposures on trading transactions that would otherwise give it a risk from movements in the exchange rate; for example between entering into a sales contract and receiving payment. However the translation risk which arises when consolidating the financial results of the overseas entities is not hedged. The Continuing Group also runs the economic risk that results from the local currency cost base of the development centres being unrelated to the currencies of the markets in which the end products are eventually sold.

Key suppliers

Certain of the Continuing Group's products are dependent upon inputs from key suppliers. The Continuing Group is dependent on the performance, service and reliability of operating systems, middleware, databases, programming language compilers and similar software infrastructure, all of which it obtains from a large number of third party providers. Such third party applications may suffer from defects or errors which could adversely affect the performance of the Continuing Group's application software products and services. Moreover, if the Continuing Group is unable to adapt its application software products and services to function with new releases of such third party applications, or if such third party applications were to be withdrawn or discontinued, the Continuing Group may incur significant costs in eliminating these third party components from its products and its ability to deliver new systems and maintain existing customers could be adversely affected. Suppliers are consequently chosen that have stable strategies that match those of the Continuing Group. Thereafter, the relationship is carefully managed.

Changes in the industries which the Continuing Group serves

Consolidation in the industries the Continuing Group serves could adversely affect its existing revenue or the potential for growing revenues. There has been, and continues to be, consolidation in the global financial services industry. As a result, some of the Continuing Group's existing customers could terminate their contracts and potential customers could break off negotiations, particularly in circumstances where actual or potential merger or acquisition transactions limit potential customers' ability and willingness to make major IT decisions. An existing or potential customer may be acquired by, or merged with, another financial services institution that uses competing application software products and services or does not desire to continue the relationship with us for some other reason. In addition, international financial services institutions are increasingly providing services from a single location. A smaller market for the Continuing Group's application software products and services

created as a result of this trend could have a material adverse impact on its business and results of operations. It is possible that larger financial services institutions that result from mergers or consolidations could develop or perform internally some or all of the services that the Continuing Group currently provides or could provide. This could have a material adverse impact on the Continuing Group's business and results of operations.

Application Service Provider ("ASP")

Misys' new strategic plan includes the delivery of existing products in ASP format. This is expected to provide a robust and profitable revenue stream in due course. However, it raises the risk of adversely affecting the existing model under which customers pay an initial licence fee and then recurring licence fees. Therefore, this process will require careful market segmentation and the application of restrictions to the product set that a customer is able to purchase in ASP format.

Legacy solutions

A significant part of Continuing Group's revenue comes from relatively high margin legacy software that was installed by their client base many years ago. Shifts in technology that require significant investments of time and resources by clients to upgrade may erode the Continuing Group's advantage as the incumbent vendor and will allow competitors to target these clients. If the Continuing Group is not successful in retaining a large portion of these clients by continuing to support legacy software and providing them with an easy path to adopt newer technology, its business and results of operations may be negatively affected.

Ordinary Shares

The market price of Ordinary Shares can be subject to significant fluctuations caused by a variety of factors such as variations in the Continuing Group's operating results, regulatory changes, business development, the announcement of new products and services by the Continuing Group or its competitors or its customers, the performance of the shares of other companies in the industries and markets in which the Continuing Group operates, stock market analysts' advice and views, or fluctuations in the stock markets or sectors thereof. These factors may affect the price of Ordinary Shares irrespective of the Continuing Group's performance or prospects.

The Company's ability to pay dividends on Ordinary Shares depends on its profitability and the extent to which, as a matter of law, it has sufficient distributable reserves available for distribution out of which any proposed dividends can be paid. The Company cannot give any assurances that it will pay a dividend going forward.

Specific risks relating to the MHS Group only

Product development

Certain Healthcare products need to comply with the regulations imposed by the U.S. Food and Drug Administration, which imposes high standards of quality assurance that become an inherent part of the MHS Group's procedures. Other countries have similar regulations in place related to medical devices that now, or may in the future, apply to the MHS Group's diagnostic solutions. Complying with these global medical device regulations is time consuming and expensive. Further, it is possible that these regulatory agencies may become more active in regulating software that is used within the laboratory and the ultimate risk of patient harm remains.

Competition

The MHS Group faces intense competition in the diagnostic marketplace. It is confronted by large enterprise system vendors that offer the functionality of the MHS Group's solutions in a single highly integrated platform. Several of the MHS Group's existing and potential competitors in this market are better established, benefit from greater name recognition and have significantly more financial, technical, and marketing resources than the MHS Group's diagnostic business. Some competitors, particularly those with a more diversified enterprise offering, may have greater flexibility than the MHS Group does to compete aggressively on the basis of price. Vigorous and evolving competition could lead to a loss of market share in the MHS Group installed base and subsequent erosion of recurring revenue and margins for this business.

Fluctuations in exchange rates

The MHS Group has an exposure to fluctuations in exchange rates with the highest exposure being against the pound sterling, Indian rupee and Canadian dollar.

MHS Agreement

The MHS Agreement contains certain representations, warranties, covenants and indemnities given by the Seller in favour of the Buyer as outlined in more detail in Part VI of this Circular. If any claims are made under these against the Seller the resulting costs may have a detrimental effect on its business, financial condition and results of operations and those of the Continuing Group.

Misys guarantee

Misys has unconditionally and irrevocably agreed to guarantee all payment obligations of the Seller under the MHS Agreement (including but not limited to any loss, liability or claim arising from a breach of any representations, warranties or covenants given by the Seller or MHS to the Buyer) and to indemnify the Buyer and any of its affiliates for losses related to the Seller's failure to make payments under the MHS Agreement and for the costs of successfully enforcing the guarantee. The Seller's liability under the MHS Agreement for breaches of representations and warranties (excluding liability for fraud, intentional misrepresentations, criminal activity and certain specified representations or warranties) is capped at US$47,687,500. The Seller's liability under the MHS Agreement for breach of covenants is not subject to a cap.

The Proposed Disposal is conditional

The Proposed Disposal is conditional on the approval of Shareholders and certain other conditions as set out in more detail in Part VI of this document and will not proceed if these conditions have not been met.

Potential de-stabilising effect if the Proposed Disposal does not proceed

If the Proposed Disposal does not take place, MHS' management and employees involved in the sale process may lack motivation which may adversely impact on the MHS Group and the Continuing Group.

Break fees are payable in certain circumstances

Under the MHS Agreement, in the event that the Buyer is unable to obtain debt financing, a break fee of US$10 million is payable by the Buyer to the Seller. In the event that Misys is unable to obtain Shareholder approval for the Proposed Disposal, a break fee of US$10 million is payable by the Seller to the Buyer.

Reseller Agreement

In connection with the Proposed Disposal, the Buyer has agreed, with effect from Completion, to sell products and/or services of Misys Healthcare, as outlined in more detail in Part VI of this Circular. Under the Reseller Agreement, Misys Healthcare has agreed to indemnify the Buyer for any damages awarded in a claim against the Buyer by third parties arising from negligence or wilful misconduct of Misys Healthcare in relation to the Reseller Agreement. If Misys Healthcare is obliged to make a payment under the indemnity this may have a detrimental effect on the business and financial condition of the Continuing Group.

Source Code and Content Licence Agreement

Under the Source Code and Content Licence Agreement the Buyer will agree to grant Misys Healthcare licences over its MAM and INSIGHT software as outlined in more detail in Part VI of this Circular. Under the Source Code and Content Licence Agreement, Misys Healthcare has agreed to indemnify the Buyer and its affiliates for any damages finally awarded in any claim against the Buyer by third parties to the extent they arise from Misys Healthcare's rights pursuant to the MAM or INSIGHT software.

Transition Services Agreement

In connection with the Proposed Disposal, MHS, the Buyer, Misys and certain Misys affiliates including the Seller have agreed, with effect from Completion, to provide each other with certain transition services and licences and transitional space at cost following Completion, as outlined in more detail in Part VI of this Circular. Under the Transition Services Agreement, the recipient of each service will indemnify the provider of the service from all claims, losses and damages arising out of or resulting from the provider's performance of the services or provision of the licenses or space. If any party breaches the Transition Services Agreement, the Continuing Group may suffer a loss.

Part IV: Financial information on the MHS Group

The following financial information relating to the MHS Group has been extracted without material adjustment from the consolidation schedules which support the audited financial statements of the Misys Group for the financial years ended 31 May 2005, 31 May 2006 and 31 May 2007. Investors should read this whole document and not just rely on the information contained in this Part IV.

The financial information contained in this Part IV does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The consolidated statutory accounts for Misys in respect of the financial years ended 31 May 2005 and 31 May 2006 have been delivered to the Registrar of Companies. The consolidated statutory accounts for Misys for the financial year ended 31 May 2007 have not yet been published or delivered to the Registrar of Companies but have been audited and an extract of these is included within the announcement of preliminary results for the financial year ended 31 May 2007 made by Misys on 24 July 2007. PricewaterhouseCoopers LLP were the auditors of Misys in respect of the three years ended 31 May 2007 and have issued unqualified reports for each of these years.

The financial information contained in this Part IV sets out the financial information for the MHS Group for the periods indicated. The financial information for the MHS Group for the years ended 31 May 2005, 31 May 2006 and 31 May 2007 has been prepared using the IFRS accounting policies used to prepare the consolidated financial statements of the Misys Group for the year ended 31 May 2007.

The financial information relating to the MHS Group in this Part IV has been translated into pounds sterling at the average rate used in the Misys Group's accounts for the financial years ended 31 May 2005, 31 May 2006 and 31 May 2007, of US$1.86, US$1.78 and US$1.92 respectively for the income statement information and at the closing rate used in the Misys Group's accounts for the financial year ended 31 May 2007 of US$1.98 for balance sheet information.

Income statement for the years ended 31 May 2005, 31 May 2006 and 31 May 2007

	31 May 2005 £m	31 May 2006 £m	31 May 2007 £m
Revenue	83.1	88.5	78.5
Operating profit	15.8	21.4	23.8

Notes:

1. The income statement information has been prepared using the IFRS accounting policies used to prepare the consolidated financial statements of the Misys Group for the year ended 31 May 2007.
2. Taxation is calculated on a statutory basis and therefore it is not possible to provide a meaningful allocation of taxation.
3. The Misys Group operates a central treasury function. Consequently, it is not possible to provide a meaningful allocation of interest costs.

Balance sheet as at 31 May 2007

	At 31 May 2007 £m
Goodwill	134.1
Other intangible assets	0.3
Property, plant and equipment	2.0
Deferred tax	1.1
Non current assets	**137.5**
Trade and other receivables	17.9
Current assets	**17.9**
Trade and other payables	(7.2)
Loans and overdrafts	(0.1)
Deferred income	(26.1)
	(33.4)
Net current liabilities	**(15.5)**
Total assets less current liabilities	**122.0**
Trade and other payables	(0.2)
Loans and overdrafts	(0.1)
Non current liabilities	**(0.3)**
Net assets (liabilities)	**121.7**

Notes:

1. Taxation has been included where it relates to the assets.
2. The Misys Group operates a central treasury function. Consequently, it is not possible to provide a meaningful allocation of interest costs to the assets.

Part V: Unaudited pro forma financial information on the Continuing Group

The following unaudited pro forma statement of net assets has been prepared to show the effect of the Proposed Disposal on the net assets of the Continuing Group as if it had occurred on 31 May 2007.

The unaudited pro forma financial information has been prepared for illustrative purposes only and in accordance with Annex 2 of the Prospectus Directive Regulation. Due to its nature, this unaudited pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Continuing Group's actual financial position or results.

		Pro forma adjustments		
	Misys Group as at 31 May 2007 £m[1]	Elimination of assets and liabilities being disposed of for the year ended 31 May 2007 £m[2,4]	Net consideration £m[3]	Continuing Group £m
Non current assets				
Goodwill	198.2	(134.1)	—	64.1
Other intangible assets	30.4	(0.3)	—	30.1
Property, plant and equipment	15.2	(2.0)	—	13.2
Investments	2.6	—	—	2.6
Trade and other receivables	1.2	—	—	1.2
Derivative financial instruments	0.5	—	—	0.5
Deferred tax assets	24.5	(1.1)	—	23.4
	272.6	(137.5)	—	135.1
Current assets				
Inventories	0.6	—	—	0.6
Trade and other receivables	124.1	(17.9)	—	106.2
Derivative financial instruments	0.8	—	—	0.8
Current tax assets	3.2	—	—	3.2
Cash and cash equivalents	21.1	—	12.4	33.5
	149.8	(17.9)	12.4	144.3
Assets classified as held for sale	144.8	—	—	144.8
	294.6	(17.9)	12.4	289.1
Current liabilities				
Trade and other payables	(110.8)	7.2	—	(103.6)
Loans and overdrafts	(3.1)	0.1	—	(3.0)
Derivative financial instruments	(1.2)	—	—	(1.2)
Current tax liabilities	(40.1)	—	—	(40.1)
Provisions	(6.9)	—	—	(6.9)
Deferred income	(117.0)	26.1	—	(90.9)
	(279.1)	33.4	—	(245.7)
Liabilities classified as held for sale	(93.3)	—	—	(93.3)
	(372.4)	33.4	—	(339.0)
Net current liabilities	(77.8)	15.5	12.4	(49.9)
Total assets less current liabilities	194.8	(122.0)	12.4	85.2
Non current liabilities				
Trade and other payables	(3.7)	0.2	—	(3.5)
Loans and overdrafts	(176.9)	0.1	176.0	(0.8)
Derivative financial instruments	(2.1)	—	—	(2.1)
Provisions	(10.5)	—	—	(10.5)
Deferred income	(3.2)	—	—	(3.2)
Deferred tax liabilities	(0.7)	—	—	(0.7)
Retirement benefit obligations	(1.1)	—	—	(1.1)
	(198.2)	0.3	176.0	(21.9)
Net assets (liabilities)	(3.4)	(121.7)	188.4	63.3

Notes:

1. The net assets of the Misys Group have been extracted without material adjustment from the audited financial statements of the Misys Group for the year ended 31 May 2007.
2. The net assets of the MHS Group as at 31 May 2007 have been extracted without material adjustment from information on the Misys Group set out in Part IV of this Circular.
3. These adjustments reflect the receipt of the estimated net consideration for the Proposed Disposal of US$373 million which has been arrived at after adjusting US$381.5 million of gross consideration for US$8.5 million being the estimated costs associated with the Proposed Disposal. For the purposes of presenting the unaudited pro forma statement of net assets, it is assumed that, of the estimated net consideration of US$373 million, US$348.5 million is used to repay amounts outstanding under the Misys Group's credit facility agreement described in paragraph 9.1 of Part VII of this Circular and US$24.6 million is to be retained as cash. No adjustment has been made to the gross consideration to reflect debt obligations of the MHS Group at Completion as these are not expected to be significant. Nor has any adjustment been made to reflect the working capital adjustment to be made following Completion pursuant to the MHS Agreement as this is not yet known. In addition, the consideration received by the Seller has been translated into pound sterling at the closing rate on 31 May 2007 of US$1.98 : £1.
4. No account has been taken of the trading results of the Continuing Group or the MHS Group for the period since 31 May 2007.



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Misys plc
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

31 July 2007

Dear Sirs

Misys plc (the "Company")

We report on the pro forma statement of net assets (the "**Pro forma net assets statement**") set out in Part V of the Company's circular dated 31 July 2007(the "**Circular**") which has been prepared on the basis described, for illustrative purposes only, to provide information about how the Proposed Disposal (as defined in the Circular) might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 May 2007. This report is required by item 13.5.31R of the Listing Rules of the UK Listing Authority (the "**Listing Rules**") and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma net assets statement in accordance with item 13.5.31R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.5.31R of the Listing Rules, as to the proper compilation of the Pro forma net assets statement and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma net assets statement, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma net assets statement with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma net assets statement has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma net assets statement has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part VI: Principal terms of the Proposed Disposal

The following is a summary of the principal terms of the Proposed Disposal.

1. Overview of the proposed disposal

The Seller, the Buyer, MHS and (for certain purposes) Misys (each a "**Party**", together the "**Parties**" for the purposes of paragraphs 1 and 2 of this Part VI) entered into a stock purchase agreement on 22 July 2007 (the "**MHS Agreement**"). Pursuant to the MHS Agreement, the Seller has conditionally agreed to sell to the Buyer the entire issued share capital of MHS (and, indirectly, the shares in MHS' subsidiaries).

Misys is a party to Sections 5.4 (Commercially Reasonable Efforts), 5.14 (Non-Competition), 5.15 (Parent Shareholder Meeting), 5.17 (Insurance), 7.9 (Parent Guarantee) and 9 (General Provisions) of the MHS Agreement.

2. Summary of the key terms of the MHS Agreement

Conditionality

The obligations of each Party under the MHS Agreement are conditional, amongst other things, upon:

(a) Misys obtaining Shareholder approval to the Proposed Disposal;

(b) any waiting period applicable to the consummation of the transaction contemplated by the MHS Agreement under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated;

(c) the Buyer receiving the proceeds of its debt financing;

(d) no injunction, restraining order or other ruling ordered by any governmental body or other legal restraint or prohibition preventing the consummation of the transactions contemplated in the MHS Agreement being in effect;

(e) there being no pending litigation brought by any governmental body that has a reasonable likelihood of success in seeking to challenge the Proposed Disposal;

(f) the parties performing and complying with all obligations required under the MHS Agreement; and

(g) fundamental representations and warranties of the parties (such as authorisation and authority, share ownership, financial statements, no undisclosed liabilities, customers and vendors and intellectual property) being correct in all material respects, all other non-fundamental representations being correct to the extent any failure to be corrected would not have a material adverse effect (subject to some customary exemptions) on the business being sold and each Party having received a certificate from the other to that effect at Completion.

In addition, the obligations of the Buyer are conditional on there having been no material adverse effect on the business of the MHS Group or the ability of the Seller to consummate the transactions contemplated by the MHS Agreement since 31 May 2007.

The Parties have agreed to use their commercially reasonable efforts to take or cause to be taken, all actions, and to do all things necessary to consummate and make effective, as promptly as possible, the transaction contemplated by the MHS Agreement.

In the event that the Buyer terminates the MHS Agreement because Misys is unable to obtain Shareholder approval or because the EGM has not occurred prior to 21 August 2007 (subject to certain exceptions) the Seller shall pay to the Buyer a break fee of US$10 million.

In the event that the Seller terminates the MHS Agreement because the Buyer has not received the necessary financing by 12 October 2007, the Buyer shall pay to the Seller a break fee of US$10 million.

Consideration

The price payable to the Seller shall be US$381.5 million, in cash less certain specified debt obligations and this purchase price is subject to a working capital adjustment. The purchase price will be adjusted following Completion once the relevant completion balance statement has been prepared and agreed. To the extent that the working capital of MHS is greater than an agreed target figure of negative US$24,516,246, the purchase price shall be increased by such difference and to the extent that the working capital is less than negative US$24,516,246, the purchase price shall be decreased by such difference. The working capital adjustment only takes place if the amount of the adjustment exceeds US$500,000, in which case the full amount of the adjustment is payable.

Pre-Completion covenants

The Seller has covenanted to procure that, in the period up to completion, MHS and its subsidiaries conduct their business in the ordinary course. The Seller has also covenanted to use commercially reasonable efforts to preserve the properties, assets and reputation of the business, to ensure the services of their officers and employees, to maintain satisfactory relationships with their customers, suppliers and distributors, to comply in all material respects with applicable laws and to pay accounts payable or accrued expenses in a timely manner. Misys is permitted to extract assets relating to the CPR Business and Misys Connect from MHS prior to Completion.

Termination rights

The MHS Agreement may be terminated at any time prior to Completion:

(a) by mutual written consent of the Seller and the Buyer;

(b) by either the Seller or the Buyer:

 (i) if a governmental body restrains or prohibits the transactions contemplated by the MHS Agreement; or

 (ii) if Completion does not occur before 31 December 2007 and the terminating party is not the primary cause of failure to close on or before this date;

(c) by the Buyer:

 (i) if Shareholder approval is not obtained at the EGM; or

 (ii) if the EGM has not occurred prior to 21 August 2007 (subject to certain exceptions); or

(d) by the Seller at any time on or after 12 October 2007, if at such time, the Buyer has not received debt financing for the acquisition of MHS.

Representations and warranties

Under the MHS Agreement, the Buyer, the Seller and MHS have each made certain representations and warranties which are usual for a transaction of this kind, including, amongst others, representations and warranties concerning the authority to enter into the MHS Agreement, title to the shares in MHS, consents, approvals, authorisations, registrations and filings required, accounts and financial matters, regulatory and legal matters, financing arrangements, solvency matters, intellectual property matters, employment related matters, environmental matters, taxation matters, pending and threatened litigation, property matters, insurance matters, material contracts to which MHS or any of its subsidiaries is a party, the debt obligations of MHS and its subsidiaries, MHS' top 25 customers and its top vendors, related party transactions and MHS' accounts payables and receivables.

The Seller and MHS have further represented and warranted to the Buyer that since 31 May 2007, MHS and its subsidiaries have conducted their respective business in the ordinary course and each has not, amongst other things:

(a) entered into, modified or terminated any contract with the Seller or any of its affiliates;

(b) entered into any agreement or commitment involving an aggregate capital expenditure or commitment exceeding US$500,000;

(c) increased the annual level of compensation of any employee, director or executive officer;

(d) cancelled or compromised any material debt or claim or waived or released any material right of MHS or any of its subsidiaries in each instance with a value in excess of US$50,000;

(e) entered into, amended or terminated any material contract outside the ordinary course of business, or materially changed its business practices;

(f) instituted or settled any claim or lawsuit for an amount involving an excess of US$50,000 in aggregate; or

(g) suffered a material adverse effect, defined as any effect, change, condition, occurrence or development that has had or is reasonably likely to have in the future, individually or in the aggregate, a material and adverse effect (subject to some customary exceptions) on:

  (i) the business, assets, properties, conditions (financial or otherwise) or results of operations of the MHS Group, taken as a whole; or

  (ii) the ability of the Seller to consummate the transaction contemplated by the MHS Agreement.

Covenants

The Seller and Buyer have agreed to enter into restrictive covenants that are considered usual for a transaction of this nature.

Upon Completion, the Buyer has covenanted that it shall cause MHS and its subsidiaries to maintain compensation and benefits for continuing employees on terms no less favourable than those provided on 22 July 2007 for not less than 12 months after Completion.

Misys has agreed, through the Board (subject to the fiduciary duties of each Director) to:

(a) recommend to its Shareholders in this Circular that they approve the Proposed Disposal; and

(b) use commercially reasonable efforts in accordance with applicable laws to solicit such approval from its Shareholders.

The Seller and Misys have covenanted not to engage in and procure that none of their affiliates engage, develop or acquire any entity who engages in the business of the supply and maintenance of laboratory information systems for laboratory departments in hospitals and the supply and maintenance of stand-alone information systems within hospital radiology and pharmacy departments as conducted by MHS and its subsidiaries for a period of three years from Completion. The Seller has further covenanted on behalf of itself and its affiliates not to solicit for employment or hire any officers, executives or key managers of MHS or its subsidiaries for a period of three years from Completion.

The Seller has also covenanted that, in the event the Buyer requests that the MHS Group is restructured prior to Completion, the Seller and the MHS Group will use commercially reasonable efforts to accommodate such a restructuring.

Misys has agreed that it will, within two business days following the date on which the UK Listing Authority gives its formal approval for the Circular to be sent out, duly post the Circular to its Shareholders.

Other covenants relate to, amongst others, access to information, financing, use of commercially reasonable efforts, tax, intellectual property, public announcements, employees and employee benefit plans and solvency.

Misys has unconditionally and irrevocably agreed to guarantee all payment obligations of the Seller under the MHS Agreement (including but not limited to any loss, liability or claim arising from a breach of any representations, warranties or covenants given by the Seller or MHS to the Buyer) and to indemnify the Buyer and any of its affiliates for losses related to the Seller's failure to make payments under the MHS Agreement and for the costs of successfully enforcing the guarantee. The Seller's liability under the MHS Agreement for breaches of representations and warranties is described below.

Buyer's indemnity

(a) The Seller has agreed to indemnify the Buyer for any loss suffered or incurred by the Buyer if, amongst other things:

(i) any of the representations or warranties made by the Seller or MHS are found not to be true and correct;

(ii) there is a breach of any of the Seller's or MHS' covenants;

(iii) any specified debt obligations of the MHS Group that are not fully discharged at Completion;

(iv) any transaction expenses of the Seller or MHS that are not fully disclosed at Completion; and

(v) any costs arising from the separation of the retained business from the MHS Group.

(b) The Seller will have no liability for breach of such representations or warranties unless:

(i) an individual claim amounts to US$50,000 or more; and

(ii) all claims in aggregate exceed an amount equal to US$3,815,000 (excluding liability for fraud, intentional misrepresentations, criminal activity and certain specified representations and warranties) and then only to the extent of such excess.

The Seller's liability for breaches of representations and warranties under the MHS Agreement (excluding liability for fraud, intentional misrepresentations, criminal activity and certain specified representations and warranties) is capped at US$47,687,500. The Seller's liability under the MHS Agreement for breach of covenants is not subject to a cap.

There are also other circumstances in which the Seller will not be liable to indemnify the Buyer such as for losses that occur as a result of the adoption or imposition of any law not in force at the date of the MHS Agreement, losses that would not have arisen but for a voluntary change in the accounting policy or practice of the Buyer or MHS after Completion, losses accounted for in connection with the purchase price adjustment, and losses that could have been avoided had the Buyer taken steps to mitigate to the extent required by applicable law.

Seller's indemnity

The Buyer has agreed to indemnify the Seller for any loss suffered or incurred by the Seller if, amongst others:

(a) any of the representations or warranties made by the Buyer are found not to be true and correct as at Completion;

(b) there is a breach of any obligation, covenant or other agreement by the Buyer or MHS contained in the MHS Agreement requiring performance after Completion; and

(c) post-Completion, any claim is made against the Seller under a specified guarantee given by the Seller in respect of the MHS Group.

Certain specified losses are exempted.

Sole remedy

Subject to a few limited exceptions, should Completion occur, indemnification is the only remedy with respect to any and all claims arising under the MHS Agreement.

Governing law

The MHS Agreement is governed by the laws of the State of New York.

3. Summary of the key items of the Reseller Agreement

Under the MHS Agreement, at Completion, Misys Healthcare (an affiliate of the Seller) and the Buyer (each a "**Party**" for the purposes of this paragraph 3 of this Part VI) are required to enter into a reseller agreement, an agreed form of which was exhibited to the MHS Agreement (the "**Reseller Agreement**"). Under the terms of the Reseller Agreement, the Buyer has agreed to resell Misys Connect and associated products and services and Misys Healthcare grants to the Buyer the non-exclusive right to:

(a) licence the products for use by (amongst others, customers who are part of Misys Healthcare's customer base) (the "**End Users**");

(b) market, promote and/or resell products and/or services; and

(c) distribute the products and/or services to End Users in the United States of America and its territories.

Pursuant to the Reseller Agreement, the Buyer agrees to use commercially reasonable efforts to promote Misys Healthcare and Misys Healthcare EMR® (Electronic Medical Records) as a preferred partner for ambulatory solutions and community EHR (Electronic Health Records) connectivity.

Under the terms of the Reseller Agreement there are minimum commitment levels and if the Buyer fails to attain the minimum annual commitment for any contract year, the Buyer must pay to Misys Healthcare a fee equal to 15% of any shortfall between the actual gross annual order intake and the minimum annual commitment.

Pursuant to the Reseller Agreement, Misys Healthcare is required to provide the Buyer with certain support, including, amongst other things, assisting the Buyer in its sales and marketing efforts, technical support, providing technical information related to the Buyer's laboratory diagnostics information systems products, and providing the Buyer with updated, enhancements or new versions of relevant products.

Misys Healthcare has agreed to indemnify the Buyer, and the Buyer has agreed to indemnify Misys Healthcare, for any and all damages awarded in a claim against the other by third parties arising from the gross negligence or wilful misconduct of the Party giving the indemnity.

The Reseller Agreement takes effect from Completion and terminates on the earlier of 31 December 2010 and the third anniversary of the Connect® version 2.0 release date (the "**Initial Term**"). Following the Initial Term the Reseller Agreement will be automatically renewed for additional 1 year periods (the "**Renewal Term**") unless either Party gives a written notice of termination to the other Party at least 60 days prior to the end of the previous term.

The Reseller Agreement is governed by the laws of the State of New York.

4. Summary of the key terms of the Source Code and Content Licence

Under the MHS Agreement, at Completion the Buyer is required to grant to Misys Healthcare the following:

(a) a worldwide, non-exclusive, royalty-free, perpetual licence to use and exploit the Misys Application Manager software, in both source code and object code forms (the "**MAM Software**") (with the right to freely sub-licence) for selling into physician practices (which shall not include sales in hospitals) and for supporting any customers of the Company's retained businesses that have purchased the MAM Software as of the date of Completion or any users to which Misys Healthcare grants a licence, and

(b) a worldwide, non-exclusive, royalty-free, perpetual licence to use and exploit the Misys Insight software, in both source code and object code forms (the "**INSIGHT Software**") (with the right to freely sub-licence) for the sole purpose of supporting customers of the Company's retained businesses that have purchased the INSIGHT Software as of the date of Completion.

Under the MHS Agreement at Completion, Misys Healthcare is required to deliver and grant the Buyer the following:

(a) all Misys iMentor training content in its possession relating solely to the business being sold, as well as copies of all other such training content used by the business being sold; and

(b) a worldwide, non-exclusive, royalty-free perpetual licence (with the right to freely sublicence) to use and exploit Misys iMentor training content used by, but not solely relating to, the business being sold for any purpose and in any manner whatsoever, including the rights to make copies, prepare derivative works, publish, perform, display and distribute the same.

All right, title and interest in and to the MAM Software and the INSIGHT Software, as well as Misys iMentor training content in its possession relating solely to the business being sold, shall be and remain the sole property of the Buyer, and all right, title and interest in and to all Misys iMentor training content used by, but not solely relating to, the business being sold shall be and remain the sole property of Misys Healthcare.

5. Summary of the key terms of the Transition Services Agreement

Under the MHS Agreement, at Completion, the Company, the Seller, the Buyer and MHS are required to enter into the transition services agreement, an agreed form of which was exhibited to the MHS Agreement (the "**Transition Services Agreement**").

Pursuant to the Transition Services Agreement, the Company, either directly or through one or more of its affiliates or subsidiaries will provide, for a limited time, certain transition services to MHS. The Buyer and MHS also agree to provide certain transition services to the Company's retained business. The transition services and licences include IT hosting and related services, account transition and support services, India transition and support services, accounting related services and home resources services. The recipient of any transition services shall pay to the provider of the service a fee reflecting the cost of providing such services.

Pursuant to the Transition Services Agreement, the Company, through Misys Healthcare, will, for a limited time, provide MHS with rights of use over certain of the premises leased or occupied by Misys Healthcare, and MHS will, for a limited time, provide Misys or one of its affiliates or subsidiaries with rights of use over certain of the premises leased or occupied by MHS.

The Transition Services Agreement will terminate on the earlier of:

(a) the expiration of the term of the last service or licence to expire; and

(b) termination of all the services and licences by the recipient of each service or licence.

The recipient of each service will indemnify the provider from all claims, losses and damages arising out of or resulting from the provider's performance of the services or provision of the licences.

The provider of a service or licence pursuant to the terms of the Transition Services Agreement will not be liable for any losses not resulting from its gross negligence, wilful misconduct or intentional breach of the Transition Services Agreement.

The liability of the provider of any service performed in connection with the Transition Services Agreement, including performance or breach of the Transition Services Agreement, or from the sale, delivery, provision or use of any of the services or licences, provided under the Transition Services Agreement, shall not exceed two times the fees being paid by the recipient of the service or licence to the provider in respect of the service or licence from which such liability flows.

The Transition Services Agreement is governed by the laws of the State of New York.

Part VII: Additional information

1. Responsibility

The Directors, whose names appear in paragraph 3 of this Part VII, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Share Capital

The authorised, issued and fully paid share capital of the Company as at 27 July 2007 (being the latest practicable date before the date of publication of this Circular) is as follows:

Authorised		Issued	
Number of Ordinary Shares	**Amount (£)**	**Number of Ordinary Shares**	**Amount (£)**
750,000,000	7,500,000	551,727,036	5,517,270

There are 48,665,066 treasury shares held by the Company as at 27 July 2007 (being the latest practicable date prior to the publication of this Circular).

3. Directors

The Directors and their functions are as follows:

Name	Position
Sir Dominic Cadbury	Non-Executive Director Chairman Acting Chairman of the Nominations Committee
John Michael Lawrie	Executive Director Chief Executive Officer
James Christopher Malone	Executive Director Chief Financial Officer
John King	Non-Executive Director Chairman of the Remuneration Committee
John Ormerod	Non-Executive Director Senior Independent Director Chairman of the Audit Committee
Al-Noor Ramji	Non-Executive Director
Jeffrey Ubben	Non-Executive Director
Dr Jürgen Zech	Non-Executive Director

4. Directors' interests in the Company

4.1 As at 27 July 2007 (being the latest practicable date prior to the publication of this Circular) the interests of the Directors and the persons connected with them (within the meaning of section 346 of the Act), as notified to the Company, all of which are beneficial unless otherwise stated, in the issued share capital of the Company are set out in the table below:

Name	Number of Ordinary Shares as at 27 July 2007	Percentage of Ordinary Shares as at 27 July 2007
Executive Directors		
John Michael Lawrie[1]	339,282	0.067
James Christopher Malone	50,000	0.010
Non-Executive Directors		
Sir Dominic Cadbury	150,000	0.030
John King	57,000	0.011
John Ormerod	5,000	0.001
Al-Noor Ramji	24,536	0.005
Jeffrey Ubben[1][2]	1,358,577	0.270
Dr Jürgen Zech	25,000	0.005

(1) Mr Lawrie and Mr Ubben are investors in ValueAct Capital Master Fund L.P. and ValueAct Capital Master Fund III L.P. and as such have an interest in respectively 77,282 and 1,358,577 Ordinary Shares being their proportionate interest in the total number of Ordinary Shares held by ValueAct Capital Master Fund L.P. and ValueAct Capital Master Fund III L.P. These Ordinary Shares are shown in their interests in the table above.

(2) In addition, as set in paragraph 5 of this Part VII, Mr. Ubben is interested in 59,006,567 Ordinary Shares being the total number of Ordinary Shares held by ValueAct Capital Master Fund L.P. and ValueAct Capital Master Fund III L.P. in his capacity as managing partner of VA Partners, LLC and VA Partners III, LLC, which are the General Partners of ValueAct Capital Master Fund L.P. and ValueAct Capital Master Fund III L.P. respectively. Mr. Ubben does not beneficially own any of these shares as a Managing Member.

4.2 Misys share plans options and awards

As at 27 July 2007 (being the latest practicable date prior to the publication of this Circular), the following options over Ordinary Shares have been granted to the Directors under the Misys Transformation Incentive Plan, such options being exercisable at the price and between the dates shown below:

Name	Title	Award Date	Award Amount	Exercise Price	First Vesting Date	Second Vesting Date	Third Vesting Date	Last Exercisable On
John Michael Lawrie	Chief Executive Officer	03-Nov-06	1,013,069	Nil	03-Nov-09	03-Nov-10	03-Nov-11	Not Applicable
John Michael Lawrie	Chief Executive Officer	03-Nov-06	1,013,069	2.08	03-Nov-09	03-Nov-10	03-Nov-11	03-Nov-16

Notes

1. Awards made under the share option contract are standard market value share options and awards made under the share award contract are contingent share awards.
2. Vested contingent share awards under the share award contract are released immediately upon maturity and therefore do not have an exercise period or lapse date.
3. The same performance conditions apply to both awards and are measured on each of the three vesting dates. Provided that the share price on the vesting date is equal to or higher than that on the grant date, vesting occurs based on the highest 20 day average share price achieved over the performance period on a straight line basis as follows:
   £2.25 - 12.5% vesting
   £2.50 - 25% vesting
   £3.00 - 50% vesting
   £3.50 - 75% vesting
   £4.00 - 100% vesting

4.3 Save as set out in this Part VII, no Director has any interest in the share capital of the Company as at 27 July 2007 (being the latest practicable date prior to the publication of this Circular).

5. Significant shareholdings

5.1 As at 27 July 2007 (being the latest practicable date prior to the publication of this Circular) the following voting interests in the issued share capital of the Company disclosable under the Disclosure and Transparency Rules had been notified to the Company:

Shareholder	No of Ordinary Shares in which Interested	% of Issued Share Capital
Jeffrey W Ubben, ValueAct Capital Management LLC and ValueAct Capital Management L.P.[(1)]	59,006,567	11.70%
ValueAct Capital Master Fund, L.P.	49,030,118	9.70%
Aviva PLC and its subsidiaries	30,759,067	6.12%
Schroders plc on behalf of Schroder Investment Management Ltd, Schroder Investment Management North America Ltd and Schroder & Co Ltd	26,708,863	5.33%
Goldman Sachs Group Inc.	25,863,924	5.14%
Deutsche Bank AG and its subsidiaries	20,080,547	3.90%
Legal and General Group Plc and/or its subsidiaries	17,142,072	3.41%

(1) Held indirectly by the Managing Members of each of ValueAct Capital Master Fund L.P. and ValueAct Capital Master Fund III L.P. This notification has been reported on an aggregated basis and includes the 9.70% holding held directly by ValueAct Capital Master Fund, L.P shown in the table above.

5.2 Save as disclosed in this paragraph 5, the Directors are not aware of any interest (within the meaning of the Disclosure and Transparency Rules) which will represent 3% or more of the issued share capital of the Company following Completion.

6. Related party transactions

6.1 Misys has not entered into any related party transactions during the period covered by the historical financial information contained in Part IV of this document and in the current financial year to date save as described in paragraph 6.2 below (related party transactions for these purposes being those set out in the standards adopted according to Regulation (EC) No 1606/2002).

6.2 The Company has a related party relationship with its directors who are the key management personnel of the Misys Group; details of related party transactions (as referred to in paragraph 6.1 above) between the Company and its directors in the financial period ended 31 May 2005 are disclosed in the Directors' Remuneration report on pages 34 to 43 of the Company's Annual Report drawn up to that date; details of related party transactions between the Company and its directors in the financial periods ended 31 May 2006 are disclosed on pages 48 to 56 of the Company's Annual Report drawn up to that date; and the total cost to the Company for payments to its Directors in connection with their service contracts for the period between 1 June 2006 and 31 May 2007 amounted to £4,392,663, and for the period between 1 June 2007 and 27 July 2007 (being the latest practicable date prior to the publication of this Circular) amounted to £622,112.

7. Benefits on termination of employment of Directors

Executive Directors

Michael Lawrie's service contract provides that he may terminate his employment with the Company by giving three months' written notice and the Company may terminate employment by giving 12 months' written notice save that the Company shall not give notice during the first six months of employment. On termination Misys has a contractual obligation to pay in lieu of at least six months of the notice period other than in the case of summary dismissal. In the event of a change of control, if the contract is terminated within the following 12 month period, he will be entitled to receive a sum equal to 12 months' salary, on-target bonus, pension contribution and health insurance.

James Malone's service contract with Misys Services Limited provides an entitlement to payment in lieu of notice provision (6 months) (or any part thereof) at Misys Services Limited's discretion of an amount equivalent to basic salary and vehicle allowance.

Non-Executive Directors

None of the letters of appointment of the non-executive Directors contain any provisions relating to benefits on termination of employment.

8. Details of key individuals important to MHS' business

The key individuals important to the MHS business and their functions are as follows:

Name	Position
Richard Atkin	President of MHS, since 2005
Kathy Jehle	Chief Financial Officer and Vice President of Finance, since 2004
Mike Snow	Senior Vice President of Product Development, since 2003
Lisa Cutts	Vice President of Sales
Kathy Blum	Senior Vice President of Operations, since 2006
Rob Smalling	Vice President of Human Resources, since 2002

9. Material contracts

9.1 Continuing Group

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) (i) to which Misys or any member of the Continuing Group is or has been a party within the two years immediately preceding the date of this Circular which is, or may be, material; or (ii) that has been entered into by Misys or any member of the Continuing Group and which contains any provision under which any member of the Continuing Group has any obligation or entitlement which is material to the Continuing Group as at the date of this Circular.

Credit Facility Agreement

An US$850 million revolving credit facility agreement dated 10 March 2005 between Misys and its relationship banks (as extended and amended) which provides funds for, amongst other things, the Misys Group's general corporate purposes. It has since been reduced to US$659 million. The revolving credit facility is divided into two tranches. Tranche A (for USS585 million) matures not later than March 2010 while Tranche B (for US$74 million) matures not later than December 2008. Both tranches of the facility are guaranteed by certain companies within the Misys Group.

Sale and purchase agreement relating to the disposal of Sesame

An agreement dated 15 May 2007 and made between Misys Services Limited, Misys, Friends Provident Distribution Holdings Limited and Friends Provident plc under which Misys Services Limited disposed of all the issued share capital of Sesame and all the issued ordinary A shares of Sesame Services Limited to Friends Provident Distribution Holdings Limited. The gross proceeds of the sale are expected to be in excess of £90 million, comprising £75 million cash together with a reduction of £17 million in the guarantee that Misys was previously required to fund and a further balancing payment which will be determined by reference to the completion balance sheet of Sesame at 31 May 2007. The agreement contains warranties, indemnities and undertakings given by Misys Services Limited and guaranteed by Misys which are considered usual for this type of transaction and which are on-going as at the date of this Circular.

Sale and purchase agreement relating to the disposal of GI Limited

A sale and purchase agreement dated 29 March 2006 entered into between Misys Holdings Limited, Misys General Insurance Limited, Misys and Greenwich Acquisitionco Limited. The gross proceeds from the sale were approximately £183 million and were satisfied entirely in cash on completion. The agreement contains warranties, indemnities and undertakings given by Misys Holdings Limited and a guarantee of Misys Holdings Limited's obligations given by Misys, all of which are considered usual for this type of transaction and which are on-going as at the date of this Circular.

CPR Agreement

An agreement dated 22 July 2007 entered into between MHS, Misys, QuadCopper, LLC and Quadramed Corporation (**"Quadramed"**) under which MHS has agreed to dispose of substantially all of the assets and liabilities of Misys' CPR Business. The gross proceeds of sale are expected to be US$33 million in cash, payable on completion. The agreement contains warranties, indemnities, undertakings and guarantees given by Misys which are considered usual for this type of transaction and which are on-going as at the date of this Circular. On completion of the CPR Agreement, Misys Healthcare (a member of the Continuing Group) will enter into a commercial agreement whereby Quadramed will act as reseller of Misys Connect. The reseller agreement will be non-exclusive, have a term of three years, subject to one year renewal and there will be no minimum sales quota. The terms and conditions of the reseller agreement are considered usual for a reseller agreement of this kind.

Proposed Disposal

The stock purchase agreement entered into on 22 July 2007 relating to the disposal of MHS, and other ancillary documents, details of which are described in Part VI of this Circular.

9.2 MHS Group

Other than the MHS Agreement and the CPR Agreement there is no contract (not being a contract entered into in the ordinary course of business) (i) to which MHS or any member of the MHS Group is or has been a party within the two years immediately preceding the date of this Circular which is, or may be, material; or (ii) that has been entered into by MHS or any member of the MHS Group and which contains any provision under which any member of the MHS Group has any obligation or entitlement which is material to the MHS Group as at the date of this Circular.

10. Legal and arbitration proceedings

10.1 Continuing Group

No member of the Continuing Group is engaged in nor, so far as Misys is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this Circular), a significant effect on the Company's and/or the Continuing Group's financial position or profitability.

10.2 MHS Group

So far as Misys is aware, no member of the MHS Group is engaged in nor, so far as Misys is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this Circular), a significant effect on the MHS Group's financial position or profitability.

11. Working Capital

The Company is of the opinion that, taking into account committed bank facilities and other committed facilities available to the Continuing Group, the working capital available to the Continuing Group is sufficient for the Continuing Group's present requirements, that is, for at least the next 12 months from the date of this Circular.

12. Significant Change

12.1 Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 31 May 2007, the date to which the last audited financial statements of the Misys Group were prepared, as set out in the announcement of preliminary results for the financial year ended 31 May 2007 made by Misys on 24 July 2007.

12.2 MHS Group

There has been no significant change in the financial or trading position of the MHS Group since 31 May 2007, the date to which the financial information on the MHS Group set out in Part IV of this Circular was prepared.

13. Consents

UBS has given and has not withdrawn its written consent to the inclusion in this Circular of its name and the references to it in the form and context in which they are included or referenced.

PricewaterhouseCoopers LLP has given and has not withdrawn its consent to the inclusion in Part V of this Circular of its report on the unaudited pro forma statement of net assets of the Continuing Group in the form and context in which it appears.

14. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company at Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO up to and including the conclusion of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the report on the pro forma financial statement of net assets for the Continuing Group from PricewaterhouseCoopers LLP as set out in Part V of this document;

(c) the consolidated statutory accounts of the Group for the financial years ended 31 May 2005 and 31 May 2006 and the preliminary announcement of the results of the Misys Group for the financial year ended 31 May 2007 dated 24 July 2007;

(d) the consent letters referred to in paragraph 13 above;

(e) the MHS Agreement and other agreements relating to the Proposed Disposal as described in Part VI of this Circular; and

(f) this document.

Part VIII: Definitions and glossary

The following definitions apply throughout this Circular, unless the context requires otherwise:

"Act"	Companies Act 1985, as amended;
"Banking"	the banking division of Misys, comprising its core banking and treasury and capital markets businesses;
"Board"	the board of directors of Misys;
"Buyer"	MHS Holdings, LLC, a Delaware limited liability company (an entity controlled by Vista Equity Partners);
"Circular"	this document;
"Company" or **"Misys"**	Misys plc, a company incorporated in England and Wales with registered number 01360027 and having its registered office at Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP;
"Completion"	the completion of the Proposed Disposal, such date being the second business day following satisfaction or waiver of the conditions set out in the MHS Agreement;
"Continuing Group"	the Company and its subsidiary undertakings immediately following Completion;
"CPR Agreement"	the agreement dated 22 July 2007 in relation to the disposal of Misys' computerised patient records business as more particularly described in paragraph 9.1 of Part VII of this Circular;
"CPR Business"	Misys' computerised patient records business;
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);
"CRESTCo"	CRESTCo Limited;
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedures and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since);
"CREST Proxy Instruction"	an order for a proxy appointment or instruction made using CREST;
"CREST Regulations"	the Uncertificated Securities Regulations 2001;
"CREST Sponsor"	a CREST participant admitted to CREST as a sponsor;
"Directors"	the directors of the Company as at the date of this Circular;
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules of the FSA;
"Extraordinary General Meeting" or **"EGM"**	the extraordinary general meeting of the Company convened for 4.30 p.m. on 16 August 2007, notice of which is set out in Part IX of this Circular (or any adjournment thereof);
"Form of Proxy"	the form of proxy relating to the Extraordinary General Meeting;
"FSA"	Financial Services Authority;

"FSMA"	the Financial Services and Markets Act 2000, as amended;
"Healthcare"	the healthcare division of Misys;
"IFRS"	International Financial Reporting Standards;
"Listing Rules"	the Listing Rules of the FSA;
"MHS"	Misys Hospital Systems, Inc., a Pennsylvania corporation and a wholly owned indirect subsidiary of Misys (excluding the CPR Business and Misys Connect) ;
"MHS Agreement"	the stock purchase agreement dated 22 July 2007 between the Seller, the Buyer, MHS and (for certain purposes) Misys, as more particularly described in Part VI of this Circular;
"MHS Group"	MHS and its subsidiary undertakings;
"Misys Connect"	Misys' technology that connects hospitals with physicians and other venues of care in the healthcare market;
"Misys Group"	the Company and its subsidiary undertakings at the date of this Circular;
"Misys Healthcare"	Misys Healthcare Systems, LLC, a North Carolina corporation and a wholly owned indirect subsidiary of Misys;
"Ordinary Shares"	the ordinary shares of 1 penny each in the capital of Misys;
"Proposed Disposal"	the proposed disposal by the Misys Group of MHS, as more particularly described in Parts II and VI of this Circular;
"Registrars"	Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6NE;
"Regulatory Information Service" or "RIS"	any of the services set out in Schedule 12 of the Listing Rules;
"Resolution"	the ordinary resolution to be proposed at the EGM;
"Seller"	Misys Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Misys;
"Sesame"	Sesame Group Limited, a company incorporated in England and Wales with registered number 357332;
"Shareholders"	the holders of any issued shares in the share capital of the Company from time to time;
"UBS"	UBS Limited in its capacity as sponsor to the Company or UBS Securities LLC in its capacity as financial adviser to the Company, as the context requires;
"UBS Group"	UBS A.G. and any subsidiary, branch, or affiliate, including UBS Limited and UBS Securities, LLC;
"U.K." or **"United Kingdom"**	the United Kingdom of Great Britain and Northern Ireland; and
"U.S." or **"United States"**	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

All references to "pounds", "pound sterling", "sterling", "£", "pence", "penny" and "p" are to the lawful currency of the United Kingdom.

All references to "euros", "EUR" and "€" are to the lawful currency of the member states of the European Union that adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union.

All references to "USD", "US$", "U.S. dollars" and "United States dollars" are to the lawful currency of the United States.

All references to time in this Circular are, unless the context otherwise requires, to the time in London, United Kingdom.

Part IX: Notice of Extraordinary General Meeting

Misys plc

(incorporated under the Companies Act 1985 in England and Wales with registered number 01360027)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Misys plc (the **Company**) will be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO at 4.30 p.m. on 16 August 2007 for the purpose of considering and, if thought fit, passing the following resolution which shall be proposed as an ordinary resolution.

Ordinary resolution

1. THAT the proposed disposal (the **Disposal**) by the Company's subsidiary Misys Holdings Inc. of all of the issued share capital of Misys Hospital Systems, Inc. pursuant to and on the terms and subject to the conditions of a stock purchase agreement dated 22 July 2007 between Misys Holdings Inc., Misys Hospital Systems Inc., MHS Holdings, LLC, and (for certain purposes) the Company, which is described in summary terms in the circular relating to the disposal of Misys Hospital Systems, Inc. issued by the Company on 31 July 2007 (the **Circular**), and all agreements or documents which the board of Directors of the Company or any duly authorised committee thereof may determine are required or are expedient to give effect to that disposal, be and are hereby approved, and that the board of Directors of the Company or any duly authorised committee thereof be and is hereby authorised to make such modifications, variations, waivers and extensions of any of the terms or conditions of the Disposal and of any such agreements or documents (provided such modifications, variations, waivers or extensions are not of a material nature) as, in their absolute discretion, they think necessary or desirable and to do all such things as, in their absolute discretion, may be necessary or desirable to complete and give effect to, or otherwise in connection with, the Disposal and any matters incidental to the Disposal.

By order of the Board

Dan Fitz
Company Secretary
31 July 2007

Registered office:

Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP

Notes:

(1) Only holders of Ordinary Shares are entitled to attend and vote at the meeting. A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him/her. A proxy need not be a member of the Company. A Form of Proxy is enclosed with this document and instructions for completion are shown on the form. Forms of Proxy need to be deposited with the Company's Registrars, Lloyds TSB Registrars, not less than 48 hours before the start of the meeting or any adjournment thereof.

(2) Completing and returning a Form of Proxy will not prevent a Shareholder from attending in person at the meeting referred to above and voting should he or she wish to do so and is so entitled. A vote withheld option is provided on the Form of Proxy to enable you to instruct your proxy not to vote on any particular resolution. However, it should be noted that a vote withheld in this way is not a 'vote' in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

(3) As an alternative to completing and returning the Form of Proxy, you may submit your proxy electronically by logging onto the website of www.sharevote.co.uk using the reference number, card ID and account number given on the Form of Proxy. Shareholders are advised to read the terms and conditions shown on the website relating to this facility before appointing a proxy. To be valid, any electronic appointment of proxy must be received by Lloyds TSB Registrars not less than 48 hours before the meeting. Electronic communications are available to all Shareholders and those who use them instead of returning a Form of Proxy will not be disadvantaged in any way.

(4) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only persons entered on the register of members of the Company at 6.00 p.m. on the date which is two days prior to the meeting or any adjournment of it shall be entitled to attend and vote at the meeting or adjourned meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

(5) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 16 August 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST Sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

(6) In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a **CREST Proxy Instruction**) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent ID 7RAO1 by the latest time(s) for receipt of proxy appointments specified in the notice of the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

(7) CREST members and, where applicable, their CREST Sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(8) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Printed by RR Donnelley, 38497

Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045


MISYS

BY COURIER
Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

1 August 2007

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 July and 31 July 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Corina Ross
Group Secretariat Manager

Encs

S:\Corporate Governance\SEC Compliance\SEC Filing\Filing cover letters\02.08 07 Filing cover letter.doc

REGULATORY ANNOUNCEMENTS MADE FROM 1 TO 31 JULY 2007

The following were couriered to the SEC on 1 August 2007:-

31/07/2007	REG-Misys: Notice of EGM <MSY.L>
31/07/2007	REG-Misys: Treasury Stock <MSY.L>
30/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
30/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
27/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
26/07/2007	REG-Misys: Director/PDMR Shareholding <MSY.L>
26/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
24/07/2007	REG-Misys: Treasury Stock <MSY.L>
24/07/2007	REG-Misys PLC <MSY.L> Final Results - Part 2
24/07/2007	REG-Misys PLC <MSY.L> Final Results - Part 3
24/07/2007	REG-Misys PLC <MSY.L> Final Results - Part 1
23/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
23/07/2007	REG-Misys: Correction - Disposal <MSY.L>
23/07/2007	REG-Misys: Disposal <MSY.L>
18/07/2007	REG-Misys: Treasury Stock <MSY.L>
17/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
16/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
11/07/2007	REG-Misys: Treasury Stock <MSY.L>
11/07/2007	REG-Misys: Holding(s) in Company <MSY.L>
10/07/2007	REG-Misys: Holding(s) in Company <MSY.L>

10/07/2007	REG-Misys: Treasury Stock <MSY.L>
04/07/2007	REG-Misys: Treasury Stock <MSY.L>
03/07/2007	REG-Misys: Treasury Stock <MSY.L>
02/07/2007	REG-Misys: Treasury Stock <MSY.L>
02/07/2007	REG-Misys: Total Voting Rights <MSY.L>
02/07/2007	REG-Misys: Directorate Change <MSY.L>

REG-Misys: Directorate Change <MSY.L>

Released: 02/07/2007

Misys plc ("Misys") confirms that, further to the announcement made on 15 May 2007, Howard Evans has stepped down as a director of Misys with effect from 29 June 2007.
2 July 2007
(Ends)
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com
END

REG-Misys: Total Voting Rights <MSY.L>

Released: 02/07/2007

Pursuant to DTR 5.6.1 of the Disclosure and Transparency Rules, Misys plc is required to notify the market of the following:
At close of business on 30 June 2007 Misys plc's capital consisted of 551,727,036 ordinary shares of 1p each, with one voting right per share. Misys plc held 48,801,653 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc was 502,925,383.
The above figure (502,925,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.
02.07.07
Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
END

REG-Misys: Treasury Stock <MSY.L>

Released: 02/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 2 July 2007 it transferred to participants in its employee share schemes 46,950 ordinary shares at prices between nil cost and 185p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,754,703 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,972,333.
02.07.07
Analyst / Investor Enquiries:

Alex Dee Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 03/07/2007

Transfer of Shares held in Treasury

Misys plc announces that on 2 July 2007 it transferred to participants in its employee share schemes 3,120 ordinary shares at a price of 212p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,751,583 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,975,453.

03.07.07

Analyst / Investor Enquiries:

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 04/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 4 July 2007 it transferred to participants in its employee share schemes 3,946 ordinary shares at a price of 185p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,747,637 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,979,399.
04.07.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 10/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 10 July 2007 it transferred to participants in its employee share schemes 7,334 ordinary shares at a price of 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,740,303 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 502,986,733.
10.07.07

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 10/07/2007

Misys plc announces that on 10 July 2007 it received the notification set out below from Aviva plc on behalf of Aviva plc and its subsidiaries pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
10.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	AVIVA PLC & ITS SUBSIDIARIES
4. Full name of shareholder(s) (if different from 3.) (iv):	BNY NORWICH UNION NOMINEES LIMITED 4,940,433* BT GLOBENET NOMINEES LIMITED 8,700* CHASE GA GROUP NOMINEES LIMITED 15,002,752* CHASE NOMINEES LIMITED 745,855* CUIM NOMINEE LIMITED 4,630,984* * DENOTES DIRECT INTEREST CHASE NOMINEES LIMITED 1,565,391 CUIM NOMINEE LIMITED 457,507 VIDACOS NOMINEES LIMITED 3,407,445
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	9 JULY 2007
6. Date on which issuer notified:	10 JULY 2007

7. Threshold(s) that is/are crossed or reached: 4% TO 5% CHANGE AT DIRECT INTEREST LEVEL

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	25,310,452	25,310,452	25,328,724	25,328,724	5,430,343	5.04%	1.08%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
30,759,067	6.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE SECTION 4

Proxy Voting:

10. Name of the proxy holder: SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 502,979,399

14. Contact name: DIANE THIRKETTLE

15. Contact telephone number: 01603 687803

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that

the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END
END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 11/07/2007

Misys plc announces that on 10 July 2007 it received the notification set out below from Capital Group International Inc. pursuant to DTR5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
11.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	CAPITAL GROUP INTERNATIONAL, INC.
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	9 JULY 2007
6. Date on which issuer notified:	10 JULY 2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	16,013,800	16,013,800	14,966,300		14,966,300		2.9758%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

instrument	Period/ Date (xiv)	acquired if the instrument is exercised/ converted	rights

N/A
Total (A+B)

Number of voting rights	% of voting rights
14,966,300	2.9758%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting
rights:
13. Additional information:

14. Contact name:

15. Contact telephone number:
END

REG-Misys: Treasury Stock <MSY.L>

Released: 11/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 11 July 2007 it transferred to participants in its employee share schemes 20,746 ordinary shares at prices between 185p and 193p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,719,557 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 503,007,479.
11.07.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 16/07/2007

Misys plc announces that on 13 July 2007 it received the notification set out below from The Goldman Sachs Group, Inc. on behalf of Goldman Sachs International and Goldman Sachs Asset Management, L.P. pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

16.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify): NEW EXEMPTION DTR 5.1.3 (4)	YES

3. Full name of person(s) subject to the notification obligation (iii):	THE GOLDMAN SACHS GROUP, INC.
4. Full name of shareholder(s) (if different from 3.) (iv):	GOLDMAN SACHS INTERNATIONAL, GOLDMAN SACHS ASSET MANAGEMENT, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	11 JULY 2007
6. Date on which issuer notified:	13 JULY 2007
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850		Below 3%			25,863,924		5.14%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
25,863,924	5.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The interest in 3,014,434 shares arose from the interest held by Goldman Sachs Asset Management International, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 22,849,490 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").
Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	JOANNE WALL / SEAN ROGERS
15. Contact telephone number:	44(20) 7051 1704 / 44(20) 7552-9205

Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new

holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

END

Misys plc announces that on 16 July 2007 it received the notification set out below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
17.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii): DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 13 JULY 2007

6. Date on which issuer notified: 16 JULY 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	20,787,431	20,787,431	19,964,828	19,964,828		3.97%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

instrument	Period/ Date (xiv)	acquired if the instrument is exercised/ converted	rights

Total (A+B)

Number of voting rights	% of voting rights
19,964,828	3.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	David Lindsay/ Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533/8532

END

REG-Misys: Treasury Stock <MSY.L>

Released: 18/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 18 July 2007 it transferred to participants in its employee share schemes 33,291 ordinary shares at a price of 185p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,686,266 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 503,040,770.
18.07.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

REG-Misys: Disposal <MSY.L>

Released: 23/07/2007

FOR IMMEDIATE RELEASE
22 JULY 2007

Misys plc

Misys takes next step in turnaround by rebalancing portfolio to improve performance in Healthcare

Misys plc announces today (22 July 2007) that it is rebalancing its Healthcare portfolio and disposing of businesses which are not consistent with its strategy. In order to improve performance and focus on its stated core competency in Healthcare, Misys will re-align the business around its established position in the ambulatory space.

Mike Lawrie, Misys plc Chief Executive, said: "Our strategy in Healthcare is to focus on our core competency in the ambulatory space. These disposals rebalance our portfolio and enable us to accelerate execution of our strategy. In addition we have signed commercial agreements with the purchasers that open new distribution channels for our solutions and support our strategy of connecting communities in the higher growth ambulatory sector."

Diagnostic Information Business

Misys will sell its Diagnostic Information Business to Vista Equity Partners for $381.5m (approximately £186m) in cash. Gross assets of the Diagnostic Information business at 31 May 2007 are £155m, with revenue in the year ended 31 May 2007 of £79m and operating profit of £23m. The business is based in Tucson, Arizona and employs 750 people.

The Diagnostic Information Business is a supplier of systems which automate the processes of hospital departments by managing and classifying large volumes of clinical data. In contrast, Misys is focused on driving value for customers in the ambulatory and connected community setting and therefore this disposal is in line with the Misys strategy announced on 8 March 2007.

Due to its size, this disposal is a Class 1 transaction under the UK Listing Rules and therefore requires the approval of Misys Shareholders. Approval will be sought at an Extraordinary General Meeting (EGM), notice of the EGM, and a related Circular, will be sent to shareholders in due course.

CPR Business

Misys has agreed to sell its CPR Business, a system for collecting and sharing data within hospitals, to QuadraMed Corporation, for $33m (approximately £16m) in cash. Gross assets of CPR were £14.6m at 31 May 2007, with revenue generated of £15.2m and a loss before tax of £4.2m in the year. The business is based in San Bernardino, California and employs 50 people.

Commercial Agreements

Misys will enter into commercial agreements with both purchasers, who will act as re-sellers of Misys Connect, the innovative Misys technology that connects hospitals with physicians and other venues of care in the healthcare market. In addition, Vista will also market the Misys Electronic Medical Record (EMR) product as their preferred EMR solution for ambulatory physicians. The commercial agreements will come into effect following completion of each transaction.

Use of Proceeds from the Transactions

Proceeds from the disposals will be used to pay down debt and for general corporate purposes. In addition, the proceeds will provide Misys with the financial flexibility to consider other uses, including potential acquisitions or a share buy back programme.

UBS Investment Bank is acting as exclusive financial advisor and Allen & Overy LLP is acting as legal counsel to Misys plc on the disposal of the Diagnostic Information Business. Kilpatrick Stockton LLP is acting as legal counsel to Misys plc on the disposal of the CPR Business.

ENDS

A conference call will be held for analysts and investors at 09.00 BST on Monday 23 July 2007. Dial in details are +44 (0) 1452 542 300, ID: 10573684. A replay facility will be available by dialling +44 (0) 1452 550 000, access number 10573684#.

ANALYST / INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com
MEDIA ENQUIRIES
Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.com

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

END

REG-Misys: Correction - Disposal <MSY.L>

Released: 23/07/2007

FOR IMMEDIATE RELEASE
23 JULY 2007

Misys plc

REPLACEMENT - Misys takes next step in turnaround by rebalancing portfolio to improve performance in Healthcare

The announcement released earlier should have shown gross assets for our CPR Business of £6.9m. In addition, all the figures for CPR were for the year ended 31 May 2006.

Misys plc announces today (23 July 2007) that it is rebalancing its Healthcare portfolio and disposing of businesses which are not consistent with its strategy. In order to improve performance and focus on its stated core competency in Healthcare, Misys will re-align the business around its established position in the ambulatory space.

Mike Lawrie, Misys plc Chief Executive, said: "Our strategy in Healthcare is to focus on our core competency in the ambulatory space. These disposals rebalance our portfolio and enable us to accelerate execution of our strategy. In addition we have signed commercial agreements with the purchasers that open new distribution channels for our solutions and support our strategy of connecting communities in the higher growth ambulatory sector."

Diagnostic Information Business

Misys will sell its Diagnostic Information Business to Vista Equity Partners for $381.5m (approximately £186m) in cash. Gross assets of the Diagnostic Information business at 31 May 2007 are £155m, with revenue in the year ended 31 May 2007 of £79m and operating profit of £23m. The business is based in Tucson, Arizona and employs 750 people.

The Diagnostic Information Business is a supplier of systems which automate the processes of hospital departments by managing and classifying large volumes of clinical data. In contrast, Misys is focused on driving value for customers in the ambulatory and connected community setting and therefore this disposal is in line with the Misys strategy announced on 8 March 2007.

Due to its size, this disposal is a Class 1 transaction under the UK Listing Rules and therefore requires the approval of Misys Shareholders. Approval will be sought at an Extraordinary General Meeting (EGM), notice of the EGM, and a related Circular, will be sent to shareholders in due course.

CPR Business

Misys has agreed to sell its CPR Business, a system for collecting and sharing data within hospitals, to QuadraMed Corporation, for $33m (approximately £16m) in cash. Gross assets of CPR were £6.9m at 31 May 2006, with revenue generated of £15.2m and a loss before tax of £4.2m in the year. The business is based in San Bernardino, California and employs 50 people.

Commercial Agreements

Misys will enter into commercial agreements with both purchasers, who will act as re-sellers of Misys Connect, the innovative Misys technology that connects hospitals with physicians and other venues of care in the healthcare market. In addition, Vista will also market the Misys Electronic Medical Record (EMR) product as their preferred EMR solution for ambulatory physicians. The commercial agreements will come into effect following completion of each transaction.

Use of Proceeds from the Transactions

Proceeds from the disposals will be used to pay down debt and for general corporate purposes. In addition, the proceeds will provide Misys with the financial flexibility to consider other uses, including potential acquisitions or a share buy back programme.

UBS Investment Bank is acting as exclusive financial advisor and Allen & Overy LLP is acting as legal counsel to Misys plc on the disposal of the Diagnostic Information Business. Kilpatrick Stockton LLP is acting as legal counsel to Misys plc on the disposal of the CPR Business.

ENDS

A conference call will be held for analysts and investors at 09.00 BST on Monday 23 July 2007. Dial in details are +44 (0) 1452 542 300, ID: 10573684. A replay facility will be available by dialling +44 (0) 1452 550 000, access number 10573684#.

ANALYST / INVESTOR ENQUIRIES

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com
MEDIA ENQUIRIES
Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com
ABOUT MISYS plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com
END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 23/07/2007

Misys plc announces that on 20 July 2007 it received the notification set out below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
23.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	DEUTSCHE BANK AG
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	19 JULY 2007
6. Date on which issuer notified:	20 JULY 2007
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	19,964,828	19,964,828	20,120,385	20,120,385		4.00%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

instrument	Period/ Date (xiv)	acquired if the instrument is exercised/ converted	rights

Total (A+B)

Number of voting rights	% of voting rights
20,120,385	4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	David Lindsay/ Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533/8532

END

REG-Misys PLC <MSY.L> Final Results - Part 1

Released: 24/07/2007

RNS Number:7294A
Misys PLC
24 July 2007

MISYS plc

MISYS ANNOUNCES PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MAY 2007

Key highlights

- The turnaround programme is progressing in line with our expectations and the strategy outlined in March this year
  - With the appointment of our new CTO and our General Manager of Open Source, the senior management team is now complete;
  - We are now investing to grow our global services business; and
  - The cost take out programme is progressing on schedule

- Banking - improved performance and some margin recovery
  - Treasury & Capital Markets - over 20 new name wins; investing for growth
  - Core Banking - strong recurring revenues; Misys BankFusion on track

- Healthcare - realigning organisation to better execute strategy
  - Order intake and revenue growth remain poor, action being taken to improve performance
  - Simplified corporate structure to one functional organisation

- Rebalancing the portfolio underway:
  - We are continuing to focus our portfolio around higher growth market segments
  - Disposal of Sesame completed in June 2007
  - Disposal of Diagnostic Information business and CPR product announced

Financial performance

- Like for like revenue1: £554m increase of 1%
- Statutory operating profit: £37m (2006: £58m)
- Like for like operating profit(2): £83m increase of 17%
- Earnings per share: Basic 3.1p (2006: 44.0p); Adjusted basic(3) 14.6p (2006: 14.3p)
- Full year dividend: 7.53p, up 5%

Mike Lawrie, Chief Executive, commented:

"We have a strategy in place to turn Misys around and deliver improved returns to shareholders. Revenue is flat and this is largely consistent with first half results, but our cost take out work is proceeding to plan and this is helping to drive increased profitability.

Operationally our Treasury & Capital Markets and Core Banking businesses are making progress, particularly with our work around Misys BankFusion, but we still have much to do.

In Healthcare performance remains poor and we are taking action to address that. Our core competence is in the ambulatory and connected community market and we have re-aligned the organisation so we can target our resources on the higher growth areas. The disposal of our hospital businesses that we announced demonstrate that we are determined to take the tough actions necessary to get focused and deliver increased shareholder value.

Our strategy is in place, the new senior management team is in place and now execution is the next critical step."

WEBCAST & DIAL IN FACILITY

A live webcast of the presentation to analysts will be available on the Company's website at www.misys.com from 09.00 today and will be available to view on demand from approximately 14.00.

A listen-only dial in facility will also be available. To access this call please dial +44 (0) 1452 587356.

A results interview with Mike Lawrie, Chief Executive will be available from 07.00 on www.misys.com and on www.cantos.com.

ANALYST / INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.com

MEDIA ENQUIRIES

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.com

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com.

NOTES TO FINANCIAL PERFORMANCE

1 Excludes the impact of acquisitions and disposals and is stated at constant exchange rates

2 Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles, the impact of acquisitions and disposals and is stated at constant exchange rates.

3 Excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves.

SUMMARY RESULTS

	Statutory revenues		Like for like revenues (note 2)		Like n
	2007 £m	2006 £m	2007 £m	2006 £m	2007 %
Banking	274	267	270	256	17
Healthcare	289	316	284	293	16
Central costs	-	-	-	-	-
Continuing operations	563	583	554	549	15

	Statutory operating profit		Adjusted operating profit (note 1)		Like operati (
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Banking	34	22	48	38	47
Healthcare	26	46	43	48	46
Central costs	(23)	(10)	(10)	(9)	(10
Continuing operations	37	58	81	77	83

	Statutory		Adjusted (note 3)	
	2007 £m	2006 £m	2007 £m	2006 £m
Profit before taxation	22	39	66	58
Profit after taxation	14	25	52	42
Profit for the year for discontinued operations (note 4)	1	188	18	27
Basic earnings per share	3.1p	44.0p	14.6p	14.3p
Proposed full year dividend per share	7.53p	7.18p		

Notes:

1. Adjusted operating profit is stated before exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, as follows:

    a. Exceptional items in the current year consist of: turnaround programme £34.0m (Banking: £11.8m; Healthcare: £15.9m and Central costs £6.3m); terminated offer process and executive team costs within Central costs £7.2m; profit on disposal of businesses in Banking £1.0m; and impairment of goodwill in discontinued operations £17.0m. Exceptional

items in the prior year consist of: restructuring programme in Banking £13.9m; acquisition integration costs in Healthcare £2.0m; discontinued disposal costs in Central costs £1.4m; profit on disposal of businesses and associates in discontinued operations £177.1m; and estimated costs and redress payments associated with regulatory reviews and endowment complaints in discontinued operations £15.7m.

b. Loss on embedded derivatives in Banking £0.2m (2006: gain of £0.3m).

c. Amortisation of acquired intangibles in Banking £2.8m (2006: £1.9m) and Healthcare £1.3m (2006: £0.5m).

2. Like for like results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the impact of acquisitions and disposals in the current and prior year. Figures are quoted in sterling using average exchange rates for the year ended 31 May 2007.

   a. The businesses disposed of in the current year contributed revenue and adjusted operating profit for Banking of £0.2m (2006: £3.5m) and £nil (2006: profit of £0.3m) respectively.

   b. The businesses acquired in the current and prior year contributed incremental revenue and adjusted operating profit in 2007 for Banking: £3.2m and profit of £0.7m respectively and for Healthcare: £5.6m and losses of £2.7m respectively.

   c. Restating the results for 2006 using the average exchange rates for 2007 has decreased 2006 revenues by £30.7m (Banking: £7.2m; Healthcare: £23.5m) and operating profit £5.8m (Banking: £1.8m; Healthcare: £4.0m). The most significant impact is from the movement in the US dollar, where the average exchange rate in 2007 was US$1.92:£1 compared to US$1.78:£1 in 2006.

3. Adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange losses of £nil (2006: £0.2m) which was on debt previously hedging goodwill written off to reserves.

4. Profit from discontinued operations relates to Sesame, which was classified as a discontinued operation in 2007, contributing adjusted operating profit before exceptional items of £14.3m (2006: £8.6m) and profit before tax of £0.7m (2006: £1.0m) and General Insurance, which was disposed of in 2006 and which contributed operating profit and profit after tax before exceptional items of £15.2m in 2006.

CHIEF EXECUTIVE'S STATEMENT

In March we set out our strategy to turn Misys around and improve the financial and operating performance. The strategy is to become the leading application software and services provider to the financial services and healthcare industries by providing customers integrated, comprehensive solutions. We have begun to make some progress executing our strategy and over the next three to five years aim to deliver increased value to customers and improved returns for shareholders. We identified six strategic imperatives which underpin the strategy:

- building a solution orientation and expand along the value chain
- focused strategy and integrated portfolio for each business unit
- develop winning partnerships
- revitalise the organisation
- continuously innovate to capture market opportunities
- improve financial performance

The turnaround strategy builds on our strengths - huge installed customer base, global footprint, strong products and our people. We have clear, market facing strategies in place for each business and customer reaction has been very

favourable since we announced our plans.

We are rebalancing our portfolio around the highest growth areas of the markets we serve. We completed the sale of Sesame, our independent financial advisers support services business in early June 2007 and now Misys is wholly focused on software and solutions for the financial services and healthcare markets.

In Healthcare, the strategy is based on both focus and differentiation, concentrating on the higher growth ambulatory and connected communities segment of the healthcare market. We are realigning the business to better position it to execute the strategy, reduce costs and maintain margins. We have announced the sale of our hospital systems businesses and are focusing our resources in the ambulatory segment where we have core competencies and a huge installed base of physician customers. In Treasury & Capital Markets we are pursuing a growth strategy and as a result we are working to expand our distribution channels to capture increasing market demand. We are also building our services capability, in line with the global operating model, to ensure we can deliver the services customers are asking for. In Core Banking the strategy is focused on increased profitability and we are consolidating our product lines onto the Misys BankFusion platform. We have explained this strategy to customers and they are very supportive because we are giving them maximum flexibility and support for all products as well as offering a next generation solution which they can upgrade to over time. We are also building a global services business to deliver integrated solutions that will add real value for customers.

After a period of significant change and uncertainty we are revitalising the organisation and have built an entirely new management team which is working to drive a new culture focused on adding value for customers with accountability for delivering results throughout the organisation. We are also embracing new technology and harnessing the disruptive forces we see in the industry to capture market opportunities. We have hired Bob Barthelmes as Executive Vice President in charge of a new business unit that will lead the development of our strategy for open source and software as a service. The approach we will take will focus on three core areas:

- how we create and drive innovation in the marketplace through open source and how we adopt new business models

- how we start integrating open source code into Misys applications and how we contribute to open source communities

- how we use open source technology internally to accelerate and enhance the value we deliver

It is early days but we see great opportunity to accelerate delivery of our application strategy and deliver increased value through increasing innovation and engaging proactively with the open source community.

All of this work helps to get us focused and improve the overall financial performance of Misys. We have realigned the portfolio to our core competencies and the higher growth areas of the markets we serve. The cost take out work is progressing to plan and helping to drive increased profitability. We are also taking action to deliver increased growth and have prioritised three key areas. We have established a new region to drive incremental growth in emerging markets, principally China, India, Middle East and Africa. In Treasury & Capital Markets we are hiring additional staff and expanding our distribution networks to capture market opportunity and in Services we are building capacity to meet customer demand.

This first phase of the turnaround is about improving profitability and efficiency principally by driving the costs out so that we can reinvest in the business to get revenue growing. The results we are announcing today underscore the fact that the turnaround is progressing in line with our expectations.

FINANCIAL SUMMARY

The information in this section is presented on an as reported basis.

In the year ended 31 May 2007 Misys reported revenue from continuing operations of £563m, 4% below the previous year (2006: £583m). Statutory operating profit was £37m (2006: £58m) but, when adjusted to exclude exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, was £81m (2006: £77m). Basic earnings per share were 3.1p (2006: 44.0p) and adjusted basic earnings per share were 14.6p (2006: 14.3p), an increase of 2%. Our cash performance remains strong with cash flow from continuing operations of £83m (2006: £92m).

The Board is recommending a final dividend of 4.71p per share. This would raise the full year dividend to 7.53p, an increase of 5% over last year.

OUTLOOK

The market conditions in our core businesses remain positive and this will continue to drive demand for our leading products. We are focused on execution and are actively working to reposition our portfolio to the highest growth areas of the markets we serve. A key element of delivering improved financial performance is delivering on the cost take out work and we are encouraged by early progress here which enables us to make investments to deliver growth in line with our financial model. We continue to investigate all options to accelerate our progress and deliver increased value for customers, employees and shareholders. Our exposure to foreign exchange movements remain a key risk, in particular the US dollar, which could continue to adversely affect our as reported performance.

BUSINESS PERFORMANCE AND FINANCIAL REVIEW

The information in this section is presented on a like for like basis. The like for like results are stated before exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and the impact of acquisitions and disposals in the current and prior year. All figures are quoted in sterling using average exchange rates for the year ended 31 May 2007.

Overview

Revenue from continuing operations for the year at £554m was 1% above last year with Banking showing a 6% increase offset by Healthcare reporting a 3% decrease in revenues. Operating profit at £83m was 17% above last year with the operating margin showing an increase over last year.

Banking

Market conditions

The Core Banking and Treasury & Capital Markets businesses continue to benefit from the shift away from internal IT expenditure towards external investment, driving a steady rise in software spending. Key priorities for banks are to improve operational efficiencies, simplify back-office systems and processes, and consolidate multiple IT centres. The increasing need for tighter integration of systems while keeping the flexibility to adapt quickly and respond to market demands has led to Service Oriented Architecture becoming one of the more important criteria in system selection for banks. The capital markets remain focused on improving margins and utilising IT solutions which are robust and can deliver results by managing increasing transaction volumes and dealing with risk and compliance effectively. Wealth creation is very strong, particularly in emerging economies, and we expect banks to continue to innovate and become more aggressive as they fight to stay ahead of the competition. There is also a growing appetite for alternative implementation approaches, intensifying the demand for deploying solutions on a "Software as a Service" model.

Trading performance

Overall, Banking delivered reasonable growth with total revenue at £270m rising by 6%. Initial Licence Fees ('ILF') order intake at £82m was marginally ahead of

the prior year, resulting in a small growth in ILF revenue, up 2% on last year. The closing order book at £29m was slightly below last year.

Maintenance revenue at £123m, grew by 5% demonstrating strong customer loyalty. Professional services revenue showed good growth of 10% at £52m.

Operating profit at £47m was 31% ahead of last year reflecting a particularly weak comparable period. Operating margin was 17% for the full year (2006: 14%).

Business performance

In March Guy Warren took over as the head of our Core Banking business. Guy was most recently Chief Executive of LogicaCMG UK, having previously led their financial services business. Guy is building his team and executing the strategy to improve profitability. Misys BankFusion is a key focus for Core Banking and feedback from customers on the strategy has been positive. The unit has continued to win a number of significant new contracts with leading global banks, including Grupo Santander and Credit Suisse. In the Baltics, JSC Mortgage and Land Bank, one of the largest banks in Latvia has extended its licence of Misys Equation for a further eleven years, having reviewed solutions from competitors, including Temenos. In March KASB Bank in Pakistan completed the implementation of Misys Equation across its operations in 12 major cities giving the bank a consolidated view of all interactions across 35 branches, making it easier for their customers to bank with them from any branch or via the Internet, ATM or telephone. Misys was chosen ahead of the competition because of our proven technology, rapid implementation successes and our knowledge of the banking industry in the region. In the Middle East, the Lebanon & Gulf Bank, an existing Misys Equation customer chose Misys Almonde to comply with Basel II regulatory requirements and fulfil its Asset Liability Management requirements. The integrated risk management and compliance platform will automate regulatory reporting within the bank and provide it with a more effective way of calculating and managing the bank's risk capital.

Our Treasury & Capital Markets unit has performed well and won over 20 new name customers. In March, HDFC Bank, which was recently named as the "Best Bank" in India by Euromoney, selected our award-winning solution, Misys Summit FT, to process interest rate derivatives. HDFC needed a sophisticated solution that worked across the whole bank, from front office through to back, enabling it to bring products to market faster and increase margins. In Iceland, Gnupur, an Icelandic investment company signed a deal for Misys to supply Misys Summit ASP hosted service. The web-hosted solution will enable the wealth management firm to automate processing and provide complete management over the trade lifecycle. Gnupur is now projecting a dramatic fall in the time spent by its investment advisors inputting trade data thereby reducing errors and we are developing ASP services for other markets to capitalise on growth potential. The complete re-architecture of Misys Opics Plus to .net technology has proven very successful, achieving 50% more orders than originally targeted for the year. In May, Dutch private bank, Staal Bankiers N.V., implemented Misys Opics Plus to improve treasury operations. Misys Opics Plus, will provide a next generation service-orientated solution across the enterprise with the ability to process a wide range of cross-asset financial instruments.

We have continued to win a number of industry accolades. In November we were awarded the Technology Company of the Year Award by Structured Product Magazine. The award recognises the continued achievements of Misys Summit MUST, the market-leading tool from the Misys Summit portfolio. In the same month we were awarded the Best Trade Finance Solution at the Financial-I Leader in Innovation Awards. In April we were named as the first trade services solutions provider to win the SWIFTReady Trade Services Utility (TSU) label. In June, The Banker awarded Misys Best Sell-Side Innovation for our Misys Summit FT. In October, we were awarded Microsoft's Windows in Financial Services Magazine Innovator Award for Opics Plus, and we are now only one of a select number of financial services ISVs globally that Microsoft has selected to be in partnership with.

More to follow, for following part double-click [nRN1X7294A]

REG-Misys PLC <MSY.L> Final Results - Part 2

Released: 24/07/2007



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Misys PLC
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Healthcare

Market conditions

Healthcare issues associated with rising costs, quality care, and technology adoption remain high on the list of critical concerns in the US. There is growing consensus that the US healthcare system needs to be improved while at the same time consumer dissatisfaction with the status quo is increasing. Technology is helping to drive improvements in efficiency and patient outcomes. As a result, value-based assessments that balance quality versus cost - such as "pay for performance" approaches are gaining favour. Among healthcare Chief Information Officers (CIOs), the top IT priority of reducing medical errors and promoting patient safety is matched by the CIO assessment of the top business issues: improving the quality of care and patient satisfaction. Collectively, that demonstrates a growing awareness and acknowledgement of consumer-based issues. In terms of technology adoption, the implementation of an Electronic Medical Record (EMR) system is at the top of the IT priority list, right after the patient safety concerns.

Trading performance

Performance remains poor and, as previously announced, we are realigning the business to better position it to execute the strategy. We are also taking cost action to improve profitability and fund new product and service offerings.

Revenue at £284m was 3% below last year overall with only maintenance and transaction processing revenue growing.

ILF revenue was down 15% at £45m with ILF order intake decreasing more substantially by 18% to £42m.

Maintenance revenue showed good growth at £123m, 8% ahead of last year, demonstrating strong customer loyalty. We have continued to see the benefits of the Payerpath acquisition with transaction processing revenue growing by 3% at £68m.

Operating profit at £46m was 5% ahead of last year, reflecting an improvement in the operating margin from 15% to 16%.

Business performance

In February Roger L. (Vern) Davenport was appointed as Executive Vice President and General Manager of Misys Healthcare. Vern joined Misys from the Eastman Kodak Company where he was Chief Operating Officer of Healthcare Information Solutions, with global responsibilities. Vern has built a new management team which will run the business as one functional organisation. This realignment together with the cost take out enables the new team to focus on driving value and delivering results in the ambulatory and connected communities segment.

We have won a number of contracts which demonstrate that we are delivering on our strategy of connecting communities. These include Silver Cross, a 400-physician hospital located southwest of Chicago, which has installed Misys EMR(R) and Misys Tiger(R) in the hospital's physician offices and integrate the

system with the hospital's current EMR using Misys Connect(R). When implemented, the completed EMR solution will allow the sharing of patient information throughout all offices in the health system. The highly advanced, easy-to-use Misys technology will provide real-time data sharing and will assist physicians in making rapid, clinically-informed decisions leading to improved patient care.

In Texas, Houston Hospice selected Misys Homecare to help them improve care for their terminally ill patients. By using Misys Homecare, Houston Hospice will have immediate access to patient information with easy-to-use, fully integrated, intuitive clinical solutions.

The Misys Centre for Community Health Leadership announced that it had chosen New Haven, Connecticut to receive the first grant for EMR software to establish a community-wide network of connected medical organisations. The Centre, guided by an Advisory Board of respected industry leaders, will deploy the $3 million grant to provide local healthcare organisations with the resources and expertise they need to make community-wide data sharing a reality.

In May, we received our fourth consecutive TEPR (Towards the Electronic Patient Record) Award under the category of "Standalone E-Prescribing Systems". Misys eScript was honoured for its ability to improve patient care by helping physicians reduce the likelihood of medical errors, improve office efficiencies and increase community connectivity. Misys eScript was also named as one of the preferred e-prescribing solutions for use by physicians participating in the Southeast Michigan e-Prescribing Initiative.

Central costs

The net charge for the year is slightly ahead of last year at £10m.

Sesame

On 15 May 2007 we agreed to sell 100% of Sesame, to Friends Provident plc and this was completed on 8 June 2007. Sesame contributed operating profit before exceptional items of £14m, compared to £9m last year, this profit being included within adjusted earnings per share.

OTHER FINANCIAL INFORMATION

Unless otherwise stated, the information in this section is presented on an as reported basis.

Acquisitions and disposals

Within Banking, the Group completed two acquisitions. Trapedza was acquired in August 2006 and SC Fino in December 2006 for a total consideration, including expenses, of £4m, which resulted in goodwill of £3m.

Discontinued operations

In May 2007 the Group entered an agreement to dispose of the Sesame business which has been shown under discontinued operations. In the current year, this business generated profit after tax of £1m, which comprised adjusted operating profit of £14m and net finance income of £4m, offset by £17m impairment of goodwill upon being classified as a discontinued operation.

The prior year figure also includes the results of General Insurance which was disposed of in May 2006.

In calculating the adjusted earnings per share (EPS) figures, the operating profits noted above have been included within this calculation whereas impairment of goodwill has been excluded.

Exceptional items

A net exceptional charge of £40m for continuing operations has been made this year within operating profit mainly in respect of the turnaround programme. These costs relate primarily to the impairment of assets (£23m), consultancy costs (£6m) as well as recruitment costs (£1m) as a result of the change in the executive team.

An exceptional charge of £17m for discontinued operations has been made this year in relation to the impairment of goodwill within Sesame.

Other exceptional items

Other exceptional items can be found in the notes to this statement and relate to profit on disposal of businesses of £1m together with the costs of the terminated offer process and executive team of £7m as well as taxation credits of £6m.

Finance costs

The interest and other finance costs charge for continuing operations at £15m was £4m lower than last year. This was due mainly to lower borrowings offset partly by increased average interest rates. Interest cover, including results from discontinued operations and before exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles, was over six times.

Profit before taxation

Statutory profit before taxation, at £22m, was £17m below last year primarily reflecting the increased charge for exceptional items. The tax charge on continuing ordinary activities at £8m is significantly below last year as a result of exceptional taxation items. The underlying effective tax rate, based on the adjusted profit before taxation of continuing and discontinued operations, at 17% was slightly below last year. Adjusted profit before taxation excludes exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves.

Cash flow and net debt

The Group has maintained its strong cash performance with net cash flow generated from continuing operations of £83m (2006: £92m). This good performance, which follows equally strong cash generation in prior years, results from the Group's rigorous focus on cash and cash management by operating businesses.

Cash payments in respect of interest is £13m and is broadly in line with the charge in the income statement and is lower than the previous year due to lower financing costs. The cash payments in respect of taxation at £17m is significantly ahead of the prior year and of the charge within the income statement as a result of the exceptional taxation credits recognised in the year. As a result net cash flow from operating activities of £56m was £21m below last year.

Capitalised expenditure on developed software and other capital expenditure totalled £24m compared with £23m last year. Accordingly the net cash flow generated by operating activities after capitalised development costs and other capital expenditure was £32m compared with £54m last year.

The net cash inflow from corporate activities (i.e. proceeds from disposals less the cost of acquisitions) was a net outflow in the year of £4m compared with an inflow last year of £119m. In the prior year this principally related to the disposal of the General Insurance business which raised net proceeds of £180m.

As a result of these various cash flows net debt at 31 May 2007 was £159m,

excluding cash balances within Sesame of £68m, compared with £95m last year, which was net of £96m of cash balances within Sesame.

Earnings per share and proposed dividend

Basic EPS was 3.1p for the year. This is 40.9p below last year, principally due to the profit on the disposal of the General Insurance business in 2006 and the exceptional charges in the current year. Adjusted EPS (adjusted to exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains and losses on debt previously hedging goodwill written off to reserves) at 14.6p (2006: 14.3p) was 2% above last year. In the opinion of the Directors the adjusted basic EPS provides more comparable and representative information on continuing and established trading activities of the Group. The Board is recommending a final dividend of 4.71p per share. This will raise the full year dividend to 7.53p, an increase of 5% over last year.

Reconciliation of as reported results to like for like results

2007 £m	As reported	Exceptional items	Amortisation of acquired intangibles	Acquisitions	FX
Revenue					
Banking	274	-	-	(4)	-
Healthcare	289	-	-	(5)	-
Continuing	563	-	-	(9)	-
Operating profit					
Banking	34	11	3	(1)	-
Healthcare	26	16	1	3	-
Central costs	(23)	13	-	-	-
Continuing	37	40	4	2	-
Net finance costs	(15)	-	-	-	
Profit before taxation	22	40	4	2	-
Taxation	(8)	(6)	-	-	-
Profit from discontinued operations	1	17	-	-	-
Retained earnings	15	51	4	2	-

2007 £m	As reported	Exceptional items	Amortisation of acquired intangibles	Acquisitions	FX
Revenue					
Banking	267	-	-	(3)	(8)
Healthcare	316	-	-	-	(23)
Continuing	583	-	-	(3)	(31)
Operating profit					
Banking	22	14	2	-	(2)
Healthcare	46	2	-	-	(4)
Central costs	(10)	1	-	-	-
Continuing	58	17	2	-	(6)
Net finance costs	(19)	-	-	-	-
Profit before taxation	39	17	2	-	(6)
Taxation	(14)	(2)	-	-	-

Profit from discontinued operations	188	(161)	-	-	-
Retained earnings	213	(146)	2	-	(6)

Consolidated income statement
for the year ended 31 May 2007

all figures in £ millions	Note	2007	2006
Continuing operations			
Revenue	2	562.8	583.3
Operating profit before exceptional items		77.1	75.0
Exceptional items	3	(40.2)	(17.3)
Operating profit	2	36.9	57.7
Finance costs		(15.2)	(20.4)
Finance income		0.4	1.2
Net finance costs	6	(14.8)	(19.2)
Profit before taxation		22.1	38.5
Taxation	2,3,7	(7.8)	(13.5)
Profit after taxation from continuing operations		14.3	25.0
Discontinued operations			
Profit after taxation and before exceptional items		17.7	26.7
Exceptional items	3	(17.0)	161.4
Profit after taxation from discontinued operations	5	0.7	188.1
Profit for the year and attributable to shareholders		15.0	213.1

		pence	pence
Basic earnings per share	9	3.1	44.0
Diluted earnings per share	9	3.1	43.6
Dividends per share	8	7.53	7.18

Statement of recognised income and expense
for the year ended 31 May 2007

all figures in £ millions	2007	2006
Exchange differences on translation of foreign operations	(0.8)	1.9
Actuarial (losses) gains on defined benefit pension schemes	(1.1)	2.9
Taxation credit (charge) on items taken directly to or transferred from equity	0.2	(2.4)
Net (expense) income recognised directly in equity	(1.7)	2.4
Profit for the year	15.0	213.1

Total income recognised in the year	13.3	215.5
Adjustment for the implementation of IAS 39	-	(1.7)
Attributable to shareholders	13.3	213.8

Statement of cash flows
for the year ended 31 May 2007

all figures in £ millions	Note	2007	2006
Operating activities			
Net cash flow generated from operations		85.5	106.5
Net interest paid		(12.6)	(15.4)
Taxation paid		(17.1)	(14.8)
Net cash flow from operating activities		55.8	76.3
Investing activities			
Acquisitions and disposals of businesses		(3.8)	119.0
Expenditure on developed software		(15.6)	(14.4)
Other capital expenditure and financial investment		(8.0)	(8.3)
Net cash flow from investing activities		(27.4)	96.3
Net cash flow from financing activities	10	(46.6)	(166.7)
Net cash flow from operating, investing and financing activities		(18.2)	5.9
Differences on exchange		(2.2)	0.2
(Decrease) increase in cash and cash equivalents in the year		(20.4)	6.1
Net cash and cash equivalents at the start of the year		107.7	101.6
Net cash and cash equivalents at the end of the year		87.3	107.7
Attributable to:			
Continuing operations	11	19.0	
Discontinued operations	5	68.3	

all figures in £ millions	2007	2006
Continuing operations		
Profit after taxation	14.3	25.0
Net finance costs	14.8	19.2
Taxation charge	7.8	13.5
Amortisation and impairment net of (profit) loss on disposal of intangible assets	34.7	11.6
Depreciation charge net of (profit) loss on disposal of property, plant and equipment	6.5	8.4
Share-based payment charge	4.7	9.2
Difference between pension charge and cash contributions	(0.2)	(5.0)
Net profit on disposal of businesses	(1.0)	-
Decrease in inventories	0.3	0.3
Increase in trade and other receivables	(13.6)	(5.2)
Increase in payables and provisions	4.5	9.1
Increase in deferred income	9.0	6.1
Other non-cash movements	0.7	(0.2)
Net cash flow generated from continuing operations	82.5	92.0

Discontinued operations		
Profit after taxation	0.7	188.1
Net finance income	(3.4)	(2.9)
Amortisation and impairment of intangible assets	17.1	0.1
Depreciation charge net of (profit) loss on disposal of property, plant and equipment	0.7	0.9
Share-based payment charge	0.2	0.6
Net profit on disposal of businesses	-	(177.1)
Increase in inventories	-	(0.1)
Decrease (increase) in trade and other receivables	22.5	(9.1)
(Decrease) increase in payables and provisions	(34.4)	14.8
Decrease in deferred income	(0.4)	(0.8)
Net cash flow generated from discontinued operations	3.0	14.5
Net cash flow generated from operations	85.5	106.5

Consolidated balance sheet
as at 31 May 2007

all figures in £ millions	Note	2007	2006
Non current assets			
Goodwill	12	198.2	241.1
Other intangible assets	13	30.4	47.0
Property, plant and equipment		15.2	18.0
Investments		2.6	3.8
Trade and other receivables	14	1.2	17.5
Derivative financial instruments		0.5	0.5
Deferred tax assets		24.5	22.7
		272.6	350.6
Current assets			
Inventories		0.6	0.9
Trade and other receivables	14	124.1	175.7
Derivative financial instruments		0.8	1.0
Current tax assets		3.2	4.5
Cash and cash equivalents	11	21.1	117.2
		149.8	299.3
Assets classified as held for sale	5	144.8	-
		294.6	299.3
Current liabilities			
Trade and other payables	15	(110.8)	(153.8)
Loans and overdrafts	16	(3.1)	(11.8)
Derivative financial instruments		(1.2)	(0.7)
Current tax liabilities		(40.1)	(49.9)
Provisions	17	(6.9)	(64.8)
Deferred income	18	(117.0)	(114.7)
		(279.1)	(395.7)
Liabilities classified as held for sale	5	(93.3)	-
		(372.4)	(395.7)
Net current liabilities		(77.8)	(96.4)
Total assets less current liabilities		194.8	254.2
Non current liabilities			
Deferred tax liabilities		(0.7)	-

Trade and other payables	15	(3.7)	(3.7)
Loans and overdrafts	16	(176.9)	(200.1)
Derivative financial instruments		(2.1)	(2.5)
Provisions	17	(10.5)	(35.9)
Deferred income	18	(3.2)	(4.3)
Retirement benefit obligations		(1.1)	(0.7)
		(198.2)	(247.2)
Net (liabilities) assets		(3.4)	7.0
Equity			
Share capital		5.5	5.5
Share premium account		67.3	67.2
Capital redemption reserve		0.3	0.3
Other reserves	20	(76.5)	(66.0)
Equity shareholders' (deficit) funds		(3.4)	7.0

Notes to the financial statements

1 Basis of preparation

The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority, using IFRSs as adopted by the EU and accounting policies consistent with those used in the Group's 2007 annual report.

The financial information set out in this announcement does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The financial statements for the year ended 31 May 2007 have been reported on by the Group's auditors, but have not been delivered to the Register of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

2 Segmental analysis

The Group's primary segment reporting is by business sector with geographical reporting being the secondary format. The business sectors from continuing operations consist of Banking, Healthcare and Central costs.

Discontinued operations consist of Sesame in both years and General Insurance in the prior year.

Revenue and operating profit (loss) by business

all figures in £ millions Continuing operations	Banking	Healthcare	Central costs	2007 Total
Revenue	273.7	289.1	-	562.8
Operating profit before exceptional items	44.7	41.9	(9.5)	77.1
Exceptional items	(10.8)	(15.9)	(13.5)	(40.2)
Operating profit	33.9	26.0	(23.0)	36.9
Net finance costs				(14.8)
Profit before taxation				22.1
Taxation before exceptional items				(14.3)
Exceptional taxation items				6.5

Taxation	(7.8)
Profit for the year from continuing operations	14.3
Profit for the year from discontinued operations	0.7
Profit for the year	15.0

all figures in £ millions Continuing operations	Banking	Healthcare	Central costs	2006 Total
Revenue	266.6	316.7	-	583.3
Operating profit before exceptional items	36.2	47.4	(8.6)	75.0
Exceptional items	(13.9)	(2.0)	(1.4)	(17.3)
Operating profit	22.3	45.4	(10.0)	57.7
Net finance costs				(19.2)
Profit before taxation				38.5
Taxation before exceptional items				(15.1)
Exceptional taxation items				1.6
Taxation				(13.5)
Profit for the year from continuing operations				25.0
Profit for the year from discontinued operations				188.1
Profit for the year				213.1

Included within Banking are losses on embedded derivatives of £0.2m (2006: £0.3m gain) and amortisation of acquired intangibles of £2.8m (2006: £1.9m). Included within Healthcare is amortisation of acquired intangibles of £1.3m (2006: £0.5m).

All revenue is derived from external customers.

all figures in £ millions Continuing operations	Banking	Healthcare	2007 Total	Banking	Healthcare	2006 Total
Initial licence fees	83.0	44.9	127.9	83.6	57.1	140.7
Maintenance	124.1	123.5	247.6	121.6	123.2	244.8
Transaction processing	12.4	72.1	84.5	11.6	70.4	82.0
Professional services	54.1	28.4	82.5	49.6	34.2	83.8
Hardware	0.1	20.2	20.3	0.2	31.8	32.0
	273.7	289.1	562.8	266.6	316.7	583.3

Other segment information

all figures in £ millions	Banking	Healthcare	Central costs	Continuing operations	Discontinued operations
Net assets (liabilities)					
Assets	152.3	215.6	54.5	422.4	144.8
Liabilities	(149.5)	(86.8)	(241.0)	(477.3)	(93.3)
	2.8	128.8	(186.5)	(54.9)	51.5
Capital investment					
Goodwill and acquired intangibles	4.2	-	-	4.2	-
Developed software	8.6	7.0	-	15.6	-
Other	4.8	3.8	0.1	8.7	0.3
	17.6	10.8	0.1	28.5	0.3
Depreciation, amortisation and impairment					
Acquired intangibles	6.8	1.3	-	8.1	-
Developed software	2.4	12.7	-	15.1	-
Other	4.7	3.3	0.4	8.4	0.7
	13.9	17.3	0.4	31.6	0.7
Share-based payment charge	1.8	1.0	1.9	4.7	0.2
Employees (average)	2,682	2,712	70	5,464	617

all figures in £ millions	Banking	Healthcare	Central costs	Continuing operations	Discontinued operations
Net assets (liabilities)					
Assets	146.2	236.5	53.9	436.6	213.3
Liabilities	(147.2)	(91.7)	(275.6)	(514.5)	(128.4)
	(1.0)	144.8	(221.7)	(77.9)	84.9
Capital investment					
Goodwill and acquired intangibles	25.1	28.9	-	54.0	-
Developed software	10.4	4.0	-	14.4	-
Other	5.0	2.8	0.3	8.1	0.5
	40.5	35.7	0.3	76.5	0.5
Depreciation, amortisation and impairment					

Acquired intangibles	1.9	0.5	-	2.4	-
Developed software	3.0	2.0	-	5.0	-
Other	5.4	3.7	0.5	9.6	1.1
	10.3	6.2	0.5	17.0	1.1
Share-based payment charge	3.7	3.8	1.7	9.2	0.6
Employees (average)	2,537	2,771	54	5,362	1,094

Capital investment comprises expenditure on goodwill, other intangible assets and property, plant and equipment.

Banking and Healthcare assets consist primarily of goodwill, other intangible assets, property, plant and equipment, and trade and other receivables and exclude cash balances, corporation tax recoverable and deferred tax assets which are included within Central costs. Banking and Healthcare liabilities consist primarily of trade and other payables and provisions and exclude bank overdrafts, loans, loan notes, corporation tax payable, deferred tax liabilities and retirement benefit obligations, which are included within Central costs.

all figures in £ millions Continuing operations	United Kingdom	Rest of Europe	Asia Pacific	Americas	Other
Revenue by destination	43.4	104.9	42.9	338.9	32.7
Assets by location of operations	98.6	40.9	16.8	249.8	16.3
Capital investment by location of operations	6.6	6.1	0.5	14.2	1.1
Employees by location of operations (number)	690	458	647	2,822	847

all figures in £ millions Continuing operations	United Kingdom	Rest of Europe	Asia Pacific	Americas	Other
Revenue by destination	45.1	107.2	34.7	364.6	31.7
Assets by location of operations	89.5	36.1	14.2	282.1	14.7
Capital investment by location of operations	10.9	25.0	0.3	39.4	0.9
Employees by location of operations (number)	730	417	495	2,905	815

Excluded from the above analysis are the following items relating to discontinued operations: revenue by destination United Kingdom £342.0m (2006: £400.2m), Rest of Europe £nil (2006: £1.1m); assets by location of operation United Kingdom £144.7m (2006: £213.3m) and Other £0.1m (2006: £0.1m); capital investment by location of operation United Kingdom £0.3m (2006: £0.5m) and employees by location of operation United Kingdom 591 (2006: 1018), Rest of Europe nil (2006: 1) and Other 26 (2006: 75).

3 Exceptional items

all figures in £ millions	2007	2006
Turnaround programme	(34.0)	-
Terminated offer process and executive team	(7.2)	-
Profit on disposal of business	1.0	-
Restructuring programme	-	(13.9)
Acquisition integration costs	-	(2.0)
Discontinued disposal costs	-	(1.4)
Exceptional items within continuing operations	(40.2)	(17.3)
Exceptional taxation items within continuing operations (note 7)	6.5	1.6
Exceptional items after taxation within continuing operations	(33.7)	(15.7)
Impairment of goodwill (note 5)	(17.0)	-
Profit (loss) on disposal of businesses and associates	-	177.1
Estimated costs and redress payments associated with regulatory reviews and endowment complaints	-	(15.7)
Exceptional items within discontinued operations	(17.0)	161.4
Total exceptional items after taxation	(50.7)	145.7

Exceptional items recognised in 2007

Turnaround programme

A charge of £34.0m has been recognised in the year relating to the costs incurred in the Group-wide turnaround programme. Of this charge, £22.8m related to the impairment and derecognition of assets and £11.2m of other costs, primarily consultancy, contract cancellation and recruitment costs with a related cash outflow of £6.5m in the year.

Terminated offer process and executive team

A charge of £7.2m has been recognised in the year relating to the costs incurred through the terminated offer process (announced on 9 June 2006 and terminated on 29 September 2006) and the severance of the previous executive team, with a related cash outflow of £5.0m in the year.

Profit on disposal of business

A profit of £1.0m has been recognised in the year relating to the disposal of the 100% holding in Misys Asset Management Systems SA (MAMS SA) in July 2006, with a related cash inflow of £0.9m in the year.

Impairment of goodwill

A charge of £17.0m has been recognised in the year relating to the impairment of goodwill in Sesame, with no related cash flow in the year.

Taxation

Included within current taxation is a £6.5m credit (2006: £1.6m credit) in respect of taxation on exceptional items and the release of prior year taxation provisions following the reassessment of open years' liabilities.

Exceptional items recognised in 2006

Restructuring programme

A charge of £13.9m was recognised in 2006 relating to the restructuring within Banking. These costs consisted principally of redundancy costs of £8.3m, onerous contract costs of £2.6m and the write off of developed software of £2.6m There was a related cash outflow of £2.7m in 2007 and £3.8m in 2006.

Acquisition integration costs

A charge of £2.0m was recognised in 2006 relating to the costs associated with the integration of the acquisitions made within Healthcare in 2006. These costs consisted principally of redundancy and onerous contract costs. There was a related cash outflow of £0.7m in 2007 and £0.5m in 2006.

Discontinued disposal costs

A charge of £1.4m was recognised in 2006 relating to costs incurred in a previous potential sale process of Sesame which was terminated during the prior year with a related cash outflow of £1.4m in 2006.

Profit (loss) on disposal of businesses and associates

A profit of £171.9m was recognised in 2006 relating to the disposal of the General Insurance business, with a related net cash inflow of £180.0m in 2006.

A loss of £2.8m was recognised in 2006 relating to the disposal of the remaining 60% holding in AssureWeb Limited in July 2005, with a related net cash inflow of £2.7m in 2006.

A profit of £8.0m was recognised in 2006 relating to the disposal of the 29% investment in First Software (UK) Limited in August 2005, with a related net cash inflow of £8.6m in 2006.

Estimated costs and redress payments associated with regulatory reviews and endowment complaints

A charge of £15.7m was recognised in 2006 relating to the estimated costs and redress payments in respect of endowment complaints that had been received and were anticipated in the future; arising from a regulatory review of structured capital at risk products; and from a former network member review. There was a related net cash outflow of £9.0m in 2007 and £13.5m in 2006.

4 Operating costs

all figures in £ millions Continuing operations	2007	2006
Cost of sales	319.5	330.1
Occupancy costs	32.6	36.4
Sales and marketing costs	53.4	63.1

Administrative expenditure	65.1	50.2
Other operating charges	15.1	28.5
Exceptional items (note 3)	40.2	17.3
	525.9	525.6

Included within operating costs from continuing operations are the following items:

all figures in £ millions Continuing operations	2007	2006
Research and development expenditure	88.6	87.1
Capitalisation of developed software	(15.6)	(14.4)
	73.0	72.7
Amortisation of developed software	5.8	5.0
Amortisation of other intangible assets	6.1	4.1
Impairment and derecognition of intangible assets	22.8	-
Depreciation of property, plant and equipment	6.4	8.0
Loss on disposal of property, plant and equipment	0.1	0.4
Operating lease costs		
- land and buildings	15.7	15.5
- plant and machinery	1.9	1.1

The following fees were paid to the auditors:

all figures in £ millions	2007	2006
Fees payable to PwC LLP for the audit of the consolidated financial statements	0.4	0.4
Statutory audit fees payable to associate members of PwC llp	1.0	1.0
	1.4	1.4
Other fees in respect of services required by legislation	0.1	0.1
Tax services	0.8	0.6
Other services	0.2	1.3
	2.5	3.4

5 Discontinued operations

On 15 May 2007, Misys plc announced it had sold Sesame subject to FSA approval and this transaction was completed on 8 June 2007. Sesame has therefore been classified as a discontinued operation in the income statement for 2007 and the comparative period.

In May 2006 the Group disposed of its shareholding in a number of companies comprising the General Insurance business. These were classified as a discontinued business in the income statement for 2006.

all figures in £ millions	2007	2006
Revenue	342.0	401.3
Operating costs	(344.7)	(216.1)
Operating (loss) profit	(2.7)	185.2
Net finance income	3.4	2.9

Profit for the year from discontinued operations	0.7	188.1

More to follow, for following part double-click [nRN2X7294A]

REG-Misys PLC <MSY.L> Final Results - Part 3

Released: 24/07/2007

RNS Number:7294A
Misys PLC
Part 3 : For preceding part double-click [nRN1X7294A]



Cash flows from discontinued operations

all figures in £ millions	2007	2006
Net cash flows from operating activities	6.3	17.9
Net cash flows from investing activities	0.3	169.8
Net cash flows from financing activities	-	-
	6.6	187.7

At the balance sheet date Sesame was still part of the Group and accordingly the assets and liabilities are separately presented in the balance sheet as held for sale. The carrying value of the related net assets was expected to exceed the proceeds less costs of disposal and accordingly, an impairment loss of £17.0m was recognised.

The major classes of Sesame's assets and liabilities comprising operations classified as held for sale at 31 May 2007 are as follows:

all figures in £ millions	2007
Goodwill	18.7
Property, plant and equipment	1.8
Investments	0.7
Trade and other receivables	55.3
Cash and cash equivalents	68.3
Total assets held for sale	144.8
Trade and other payables	(35.9)
Deferred income	(2.3)
Provisions for liabilities and charges	(55.1)
Total liabilities associated with assets held for sale	(93.3)
Net assets of discontinued operation	51.5

IFA Network provisions

all figures in £ millions	Lapse Provision	Lapse Receivable	Lapse Net	Regulatory reviews and complaints Provision	Regulatory reviews and complaints Receivable	Regulatory reviews and complaints Net
At 1 June 2006	(38.9)	34.8	(4.1)	(41.6)	21.1	(20.5)
Net movement	5.8	(5.2)	0.6	20.5	(12.8)	7.7
At 31 May 2007	(33.1)	29.6	(3.5)	(21.1)	8.3	(12.8)

Lapse

Lapse provisions of £33.1m (2006: £38.9m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £29.6m (2006: £34.8m) held within other receivables.

Regulatory reviews and complaints

Regulatory reviews and complaints provisions principally comprise the estimated costs arising from both received and future endowment complaints, costs arising from other received complaints, amounts in respect of a specific review relating to a former network member, the costs arising from a regulatory review of structured capital at risk products sales, and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next four years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element of £8.3m (2006: £21.1m) which is included within trade and other receivables. As a result the net provision is £12.8m (2006: £20.5m).

The net amount charged to the income statement in the year in respect of regulatory reviews and complaints was £3.1m (2006: £19.3m) including £nil (2006: £15.7m) disclosed as an exceptional item (note 3).

Included within operating costs of Sesame is a £0.3m (2006: £nil) fine from the FSA in respect of the handling of structured capital at risk product complaints.

6 Finance costs

all figures in £ millions Continuing operations	2007	2006
Bank loans and overdraft interest payable	(14.4)	(19.3)
Amortisation of issue costs on financing	(0.4)	(0.5)
Other interest payable	(0.4)	(0.1)
Expected return on pension scheme assets	2.7	2.1
Interest on pension scheme liabilities	(2.0)	(1.9)
Unwinding of discount on provisions	(0.7)	(0.7)
Finance costs	(15.2)	(20.4)
Bank interest receivable	0.4	1.0
Exchange gains or losses on debt previously hedging goodwill written off to reserves	-	0.2
Finance income	0.4	1.2
Net finance costs	(14.8)	(19.2)

7 Taxation

all figures in £ millions Continuing operations	2007	2006
Current taxation		
UK corporation tax at 30%	1.7	1.9
UK prior year items	(1.2)	-
Overseas taxation	11.3	10.0

Overseas prior year items	(3.8)	(1.4)
Irrecoverable withholding taxes	0.3	0.3
Current taxation (including tax relating to exceptional items)	8.3	10.8
Deferred taxation	(0.5)	2.7
	7.8	13.5

Included within current taxation is a £6.5m credit (2006: £1.6m credit) in respect of tax on exceptional items and the release of prior year tax provisions following the reassessment of open years liabilities.

The taxation charge for the current year is higher and the prior year lower than the standard rate of UK corporation tax based on profit before taxation for the following reasons:

all figures in £ millions	2007	2006
Profit on ordinary activities before taxation	22.8	226.6
Tax on profit on ordinary activities at the standard rate of UK tax of 30%	6.8	68.0
Effects of:		
Permanent differences (primarily exemption on disposal of businesses)	12.0	(57.8)
Profits arising overseas which are subject to rates of tax other than the UK standard rate	2.7	(8.4)
Effects of temporary differences on which deferred tax is not recognised	(8.9)	13.1
Adjustments to UK taxation charge in respect of prior periods	(1.2)	-
UK and overseas research and development tax credits	(0.1)	(0.3)
Adjustments to overseas taxation charge in respect of prior periods	(3.8)	(1.4)
Irrecoverable withholding tax	0.3	0.3
	7.8	13.5

As a UK reporting entity, Misys plc is UK tax resident and therefore the applicable rate for the reconciliation is considered to be the standard rate of UK tax of 30%.

8 Equity dividends

all figures in £ millions	2007	2006
Amounts recognised as distributions to equity holders in the period		
Interim dividend for the year ended 31 May 2007 of 2.82p per share	13.5	-
Final dividend for the year ended 31 May 2006 of 4.49p per share	21.4	-
Interim dividend for the year ended 31 May 2006 of 2.69p per share	-	13.0
Final dividend for the year ended 31 May 2005 of 4.28p per share	-	20.7

	34.9	33.7

Proposed final dividend for the year ended 31 May 2007 of 4.71p per share	22.7	

The proposed final dividend of 4.71p (2006: 4.49p) together with the interim dividend of 2.82p (2006: 2.69p) totals 7.53p (2006: 7.18p). The proposed final dividend is not included within the results for 2007.

Dividends amounting to £1.6m (2006: £1.6m) in respect of the Company's shares held by employee share trusts have been deducted in arriving at the amounts recognised and proposed as distributions to equity holders.

The final dividend, if approved at the Annual General Meeting on 19 September 2007, will be paid on 24 September 2007 to shareholders appearing on the register at the close of business on 3 August 2007. The shares will become ex-dividend on 1 August 2007.

9 Earnings per share

Earnings per share ('EPS') have been calculated by dividing profit attributable to shareholders by the weighted average number of shares in issue during the period.

'Adjusted basic' and 'Adjusted diluted' EPS are presented to provide more comparable and representative information. Accordingly, the Adjusted basic and Adjusted diluted EPS figures exclude exceptional items, gains and losses on embedded derivatives, amortisation of acquired intangibles and exchange gains or losses on debt previously hedging goodwill written off to reserves. Where applicable, all items below are shown net of taxation.

all figures in £ millions	2007	2006
Profit attributable to shareholders	15.0	213.1
Exceptional items after taxation (note 3)	50.7	(145.7)
Gains and losses on embedded derivatives after taxation	0.2	(0.2)
Amortisation of acquired intangibles	4.1	2.4
Exchange gains or losses on debt previously hedging goodwill written off to reserves	-	(0.2)
Adjusted profit attributable to shareholders	70.0	69.4

Profit for the year from discontinued operations	0.7	188.1

	pence	pence
Basic earnings per share	3.1	44.0
Diluted earnings per share	3.1	43.6
Adjusted basic earnings per share	14.6	14.3
Adjusted diluted earnings per share	14.5	14.2
Basic earnings per share from discontinued operations	0.1	38.9
Diluted earnings per share from discontinued operations	0.1	38.5

The weighted average numbers of basic and diluted shares in issue during the period were 478.7m and 482.9m respectively (2006: 484.1m and 488.4m). Dilution arises principally as a result of outstanding share options.

10 Financing activities

all figures in £ millions	2007	2006
Dividends paid	(34.9)	(33.7)
Decrease in borrowings	(16.2)	(111.6)
Capital element of finance leases	(1.1)	(1.3)
Payments for the purchase of own shares	(0.9)	(25.3)
Share options exercised	6.5	5.2
Net cash flow from financing activities	(46.6)	(166.7)

11 Analysis of net debt

all figures in £ millions	At 1 June 2006	Cash flow	Acquisitions (excluding cash)	Other non cash changes	Differences on exchange
Cash	117.2	(25.6)	-	-	(2.2)
Bank overdraft	(9.5)	7.4	-	-	-
	107.7	(18.2)	-	-	(2.2)
Bank loan	(199.0)	15.0	-	(0.4)	8.4
Interest bearing considerations	-	-	(0.5)	-	-
Loan notes	(1.2)	1.2	-	-	-
Finance leases	(2.2)	1.1	-	(0.9)	0.1
Net debt	(94.7)	(0.9)	(0.5)	(1.3)	6.3

Included in the above amounts are cash balances of £2.4m (2006: £2.3m) not available for the general use of the Group.

Within assets held for sale in respect of the regulated business of Sesame are cash balances of £61.2m (2006: £71.7m) subject to certain restrictions over their use.

12 Goodwill

all figures in £ millions	2007	2006
Cost and net book value at 1 June	241.1	216.3
Differences on exchange	(10.2)	(5.7)
Additions through business combinations completed in the current year	3.0	32.9
Additions through business combinations completed in the prior year	-	0.4
Disposals	-	(2.8)
Impairments (note 5)	(17.0)	-
Transfer to 'Assets held for sale'	(18.7)	-
Cost and net book value at 31 May	198.2	241.1

Significant cash generating units

The goodwill held in the Sesame and Hospital Systems cash generating units

(CGUs), which has been assessed on the basis of "fair value less costs to sell" and being £18.7m (2006: £35.7m) and £134.1m (2006: 141.7m) respectively, is considered significant in comparison to the total carrying amounts of goodwill assets at 31 May 2007. Fair value less costs to sell has been determined from the sale agreements announced on 15 May 2007 (Sesame) and 22 July 2007 (Hospital Systems).

An impairment loss of £17.0m in respect of Sesame has been recognised in the period as a result of comparing the carrying amount of the CGU with the expected proceeds of sale from the transaction which was announced on 15 May 2007.

Current year acquisitions

Within Banking, the Group completed two acquisitions, which created goodwill of £3.0m. Trapedza Financial Systems Limited was acquired on 23 August 2006 for a cash consideration, including acquisition expenses, of £1.4m, and since acquisition has contributed £0.2m loss to Group operating profit. S.C. Fino Capital SRL was acquired on 4 December 2006 for a total consideration of £2.8m including acquisition expenses, consisting of a £2.3m cash consideration and £0.5m deferred consideration, and since acquisition has contributed £0.1m profit to Group operating profit. In both acquisitions 100% of the entire share capital and voting rights were acquired.

An analysis of the aggregate net assets acquired for all acquisitions in the year is shown below since no single acquisition is material to the Group.

all figures in £ millions	Book value	Fair value adjustment	Fair value
Intangible assets	-	1.2	1.2
Net assets acquired	-	1.2	1.2
Goodwill			3.0
Total consideration			4.2

The fair value adjustments contain provisional amounts which will be finalised within 12 months of acquisition.

Current year disposals

On 17 July 2006 the Group disposed of its shareholding in MAMS SA for a total cash consideration of £1.4m, realising a profit on disposal of £1.0m. This has been disclosed as an exceptional item.

all figures in £ millions	
Proceeds on disposal, net of expenses	0.9
Net liabilities disposed of (including cash)	0.3
Exchange differences taken directly to reserves recycled on disposal	(0.2)
Profit on disposal	1.0

13 Other intangible assets

all figures in £ millions	Complete technology	Customer relationships	Trade names and brands	Total acquired intangibles	Developed software

Cost					
At 1 June 2006	17.7	4.0	0.4	22.1	32.4
Differences on exchange	(0.3)	(0.2)	-	(0.5)	(0.8)
On disposal of subsidiary undertakings	-	-	-	-	-
Additions	1.2	-	-	1.2	15.6
Assets derecognised	(0.4)	-	-	(0.4)	(9.4)
At 31 May 2007	18.2	3.8	0.4	22.4	37.8
Amortisation and impairment					
At 1 June 2006	(2.5)	(0.2)	-	(2.7)	(7.7)
Differences on exchange	0.1	-	-	0.1	0.3
Charge for the year	(3.5)	(0.5)	(0.1)	(4.1)	(5.8)
On disposal of subsidiary undertakings	-	-	-	-	-
Impairment	(3.9)	(0.1)	-	(4.0)	(9.3)
Assets derecognised	-	-	-	-	0.5
At 31 May 2007	(9.8)	(0.8)	(0.1)	(10.7)	(22.0)
Net book value					
At 31 May 2007	8.4	3.0	0.3	11.7	15.8

As part of the turnaround programme announced in March 2007, the Company revisited its product portfolio and identified a number of products that were no longer relevant to its strategic focus going forward. As a result, a number of development projects were stopped with the associated intangible assets derecognised; in addition, impairment reviews were performed on other remaining intangible assets on a value in use basis either on individual assets or as part of a cash generating unit which resulted in a number of impairments. A discount rate of 10% was used to discount future cashflows to present values.

Within Banking, the Company impaired acquired intangibles with a net book value of £4.0m, and derecognised other intangibles with a net book value of £6.8m. Within Healthcare the Company impaired developed software assets with a net book value of £9.3m and derecognised other intangible assets with a net book value of £2.7m largely relating to the Physician Systems business.

all figures in £ millions	Complete technology	Customer relationships	Trade names and brands	Total acquired intangibles	Developed software
Cost					
At 1 June 2005	1.8	-	-	1.8	24.6
Differences on exchange	(0.2)	(0.2)	-	(0.4)	(0.7)
On acquisition of subsidiary undertakings	16.1	4.2	0.4	20.7	-
On disposal of subsidiary undertakings	-	-	-	-	-
Additions	-	-	-	-	14.4
Disposals	-	-	-	-	(5.9)
At 31 May 2006	17.7	4.0	0.4	22.1	32.4

Amortisation and impairment					
At 1 June 2005	(0.3)	-	-	(0.3)	(6.2)
Differences on exchange	-	-	-	-	0.2
Charge for the year	(2.2)	(0.2)	-	(2.4)	(5.0)
On disposal of subsidiary undertakings	-	-	-	-	-
Disposals	-	-	-	-	3.3
At 31 May 2006	(2.5)	(0.2)	-	(2.7)	(7.7)
Net book value					
At 31 May 2006	15.2	3.8	0.4	19.4	24.7

Included within the third party software amortisation charge for the year is £0.1m (2006: £0.1m) in respect of discontinued operations.

14 Trade and other receivables

all figures in £ millions	2007	2006
Trade receivables	80.8	87.1
Less: provision for impairment of receivables	(4.8)	(14.2)
	76.0	72.9
Other receivables	10.0	50.1
Prepayments	11.8	15.5
Contract work in progress	7.2	9.5
Accrued income	19.1	27.7
Current trade and other receivables	124.1	175.7
Other receivables	0.1	15.0
Accrued income	1.1	2.5
Non current trade and other receivables	1.2	17.5
Total trade and other receivables	125.3	193.2

Included within the balances for the prior year are £3.1m net trade receivables, £56.3m other receivables, £3.0m prepayments and £15.3m accrued income relating to Sesame.

15 Trade and other payables

all figures in £ millions	2007	2006
Trade payables	20.2	26.8
Other taxation and social security	5.2	7.9
Other payables	8.2	23.5
Accruals	77.2	95.6

Current trade and other payables	110.8	153.8
Other payables	1.6	1.4
Accruals	2.1	2.3
Non current trade and other payables	3.7	3.7
Total trade and other payables	114.5	157.5

Included within the balances for the prior year are £5.0m trade payables, £0.5m other taxation and social security, £14.7m other payables and £23.7m accruals relating to Sesame.

Accruals comprise:

all figures in £ millions	2007	2006
Cost of sales (excluding staff related costs)	23.8	28.7
Staff related costs (including sales commissions and bonuses)	50.4	47.2
Other	5.1	22.0
	79.3	97.9

16 Loans and overdrafts

all figures in £ millions	2007	2006
Bank overdrafts	2.1	9.5
Loan notes	-	1.2
Finance leases	1.0	1.1
Current loans and overdrafts	3.1	11.8
Bank loans	176.0	199.0
Finance leases	0.9	1.1
Non current loans and overdrafts	176.9	200.1
Total loans and overdrafts	180.0	211.9

The Group has a revolving credit facility with a syndicate of banks. The facility comprises one tranche of $585m which will mature not later than March 2010 and a second tranche of $265 which was originally scheduled to mature not later than March 2007, however during the year the maturity of this second tranche was extended to December 2008 and reduced to $74m.

Bank loans

At 31 May 2007 the bank loans drawn down under the facility comprise £146.0m denominated in US dollars and £30.0m in sterling, which bore interest at 5.82% and an average of 6.17% respectively. All bank loans are unsecured.

Arrangement fees in respect of this facility were included in the original carrying value of the loan. During the year to May 2007 further arrangement fees of £0.4m were incurred. These costs are amortised in the income statement over the expected term of the facility. The amount of unamortised facility arrangement fees at 31 May 2007 is £0.5m. The facility is guaranteed by Misys plc and certain other companies within the Group.

The Group is subject to certain financial covenants on its bank loans: these include a minimum ratio of operating profit, before depreciation and amortisation to net interest; and a maximum ratio of net debt to operating profit, before depreciation and amortisation.

17 Provisions for liabilities and charges

all figures in £ millions	Lapse	Regulatory reviews and complaints	Property	Contingent consideration	Other	Total
At 1 June 2006	38.9	41.6	19.3	0.1	0.8	100.7
Additional provisions charged to income statement	24.9	-	1.0	-	1.3	27.2
Unwinding of discount	0.8	0.5	0.7	-	-	2.0
Release of provisions	-	(0.1)	-	-	-	(0.1
Utilisation of provisions	(31.5)	(20.9)	(5.1)	-	(0.3)	(57.8
On acquisition of subsidiary undertakings	-	-	-	0.5	-	0.5
Transfer to 'Assets held for sale'	(33.1)	(21.1)	(0.3)	-	(0.6)	(55.1
At 31 May 2007	-	-	15.6	0.6	1.2	17.4
Analysis of total provision						
Current	-	-	5.6	0.1	1.2	6.9
Non current	-	-	10.0	0.5	-	10.5
	-	-	15.6	0.6	1.2	17.4

The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess rent over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next six years, and the excess over market value provision over the next five years.

Included in other provisions are amounts in respect of litigation and non property related onerous contracts.

18 Deferred income

all figures in £ millions	2007	2006
Current		
Maintenance fees	86.8	81.7
Other income	30.2	33.0
	117.0	114.7
Non current		
Maintenance fees	1.1	2.0
Other income	2.1	2.3
	3.2	4.3

Deferred maintenance fees represent amounts invoiced in advance for contracts which provide technical support and trouble shooting assistance (helpdesk, etc) in addition to upgrades and enhancements to the Group's software products and hardware maintenance.

Maintenance fees are recognised as revenue rateably as the services are provided over the period of the contract.

Other deferred income represents amounts invoiced, including deposits, primarily in respect of initial licence fees for software products and professional services for which the revenue recognition criteria have yet to be satisfied.

19 Contingent liabilities

Contingent liabilities that are quantifiable arise from property rental guarantees that have been issued in the normal course of business and also from bonds that have been issued in support of tenders submitted to prospective customers. These amount to £13.3m (2006: £9.7m).

The Group operates defined contribution pension schemes including within the US. The Group has applied to the IRS to correct a number of errors that had inadvertently been made in the operation of part of the US schemes, in order to preserve their favourable tax treatment. At this stage it is not practicable to estimate whether or not this will result in a cost to the Company. The annual contributions to the schemes by the Group are £4.7m (2006: £5.2m).

The Group's subsidiaries and the Company can be parties to legal actions and claims arising in the ordinary course of business. Whilst the outcome of current outstanding actions and claims remains uncertain, it is expected that they will be resolved without a material impact on the Group's financial position.

20 Other reserves

all figures in £ millions	Retained earnings	Treasury shares	Own shares	Translation reserve	Total
At 1 June 2006	92.3	(106.2)	(53.4)	1.3	(66.0)
Total recognised income and expense for the period	14.1	-	-	(0.8)	13.3
Dividends paid	(34.9)	-	-	-	(34.9)
Share options settled from own shares	(4.1)	7.0	3.5	-	6.4
Purchase of and other movements in own shares	-	-	(0.9)	-	(0.9)
Share-based payments	4.9	-	-	-	4.9
Deferred tax on share-based payments	0.7	-	-	-	0.7
At 31 May 2007	73.0	(99.2)	(50.8)	0.5	(76.5)

all figures in £ millions	Retained earnings	Treasury shares	Own shares	Translation reserve	Total
At 1 June 2005	(77.3)	(102.3)	(54.8)	(0.6)	(235.0)
Adjustment on the implementation of IAS 39	(1.7)	-	-	-	(1.7)
Total recognised income and expense for the period	213.6	-	-	1.9	215.5
Dividends paid	(33.7)	-	-	-	(33.7)
Share optionssettled from own shares	(2.2)	4.9	1.8	-	4.5

Cancellationof treasury shares	(16.1)	16.1	-	-	-
Purchase of and other movements in own shares	-	(24.9)	(0.4)	-	(25.3)
Share-based payments	9.8	-	-	-	9.8
Deferred tax on share-based payments	(0.1)	-	-	-	(0.1)
At 31 May 2006	92.3	(106.2)	(53.4)	1.3	(66.0)

21 Post balance sheet events

On 8 June 2007 the disposal of Sesame was completed on receipt of FSA approval.

On 22 July 2007 the Group announced that it has entered into an agreement, subject to shareholder approval, to sell its Diagnostic Information Business to Vista Equity Partners for $381.5m (approximately £186m) in cash. Gross assets of the Diagnostic Information Business at 31 May 2007 are £155.4m, with revenue in the year ended 31 May 2007 of £78.5m and operating profit of £23.8m. The business is reported within Healthcare.

On 22 July 2007 the Group announced that it has entered into an agreement to sell its CPR Business, to QuadraMed Corporation, for $33.0m (approximately £16m) in cash. Gross assets of CPR were £7.7m at 31 May 2007, with revenue generated of £14.6m and an operating loss of £5.7m in the year. The business is reported within Healthcare.

END
FR OKNKKBBKBOOB

REG-Misys: Treasury Stock <MSY.L>

Released: 24/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 24 July 2007 it transferred to participants in its employee share schemes 21,200 ordinary shares at prices between nil and 193p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,665,066 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 503,061,970.
24.07.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 26/07/2007

Misys plc announces that it has received the notifications set out below from Deutsche Bank AG and ValueAct Capital (`VA') pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.
The two notifications received from VA represent shares held:
(i) directly by ValueAct Capital Master Fund L.P. at 8.6%;
(ii) indirectly by the general partner of each fund and the managing members at 10.5%. (NB. This notification has been reported on an aggregated basis and includes the 8.6% holding in (i) above).

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
26.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii): DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 24 JULY 2007

6. Date on which issuer notified: 25 JULY 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	20,120,385	20,120,385	20,080,547	20,080,547		3.99%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,080,547	3.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name: David Lindsay/ Andrew Anderson

15. Contact telephone number: +00 44 207 545 8533/8532

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc
2. Reason for the notification

	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii): VALUEACT CAPITAL MASTER FUND L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 24 JULY 2007

6. Date on which issuer notified: 25 JULY 2007

7. Threshold(s) that is/are crossed or reached: 8%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	Resulting situation after the triggering transaction (vii)

	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY SHARES	37,355,344	37,355,344	43,342,574	43,342,574		8.6%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
43,342,574	8.6%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (43,342,574 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	VALUEACT CAPITAL MASTER FUND, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	(i) VALUEACT CAPITAL MASTER FUND, L.P. (ii) VALUEACT CAPITAL MASTER FUND III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	24 JULY 2007
6. Date on which issuer notified:	25 JULY 2007
7. Threshold(s) that is/are crossed or reached:	10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

			(x)	(xi)	
(i) ORDINARY SHARES	37,355,344	37,355,344		43,342,574	8.6%
(ii) ORDINARY SHARES	8,844,500	8,844,500		9,344,500	1.9%
((i) + (ii) i.e. AGGREGATE) ORDINARY SHARES	46,199,844	46,199,844		52,687,074	10.5%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
52,687,074	10.5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (43,342,574 ordinary shares) and ValueAct Capital Master Fund III, L.P. (9,344,500 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA

Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END
END

REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 26/07/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

JEFFREY UBBEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VALUEACT CAPITAL ACTING THROUGH VALUEACT CAPITAL MASTER FUND, L.P. AND VALUEACT CAPITAL MASTER FUND III, L.P.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

VALUEACT CAPITAL MASTER FUND, L.P - 43,342,574

VALUEACT CAPITAL MASTER FUND III, L.P - 9,344,500

8 State the nature of the transaction

ACQUISITION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

6,319,493 1.26%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

5,000,000 AT US$4.9789

1,319,493 AT US$4.9928

14. Date and place of transaction

24.07.07

25.07.07

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

52,687,074 10.5%

16. Date issuer informed of transaction

25.07.07

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREA GRAY

Date of notification 26.07.07

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 27/07/2007

Misys plc announces that it has received the notifications set out below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
27.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	DEUTSCHE BANK AG
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	26 JULY 2007
6. Date on which issuer notified:	27 JULY 2007
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	20,282,969	20,282,969	19,639,365	19,639,365		3.90%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the	% of voting rights

instrument
is exercised/
converted

Total (A+B)

Number of voting rights	% of voting rights
19,639,365	3.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	David Lindsay/ Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533/8532

END
END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 30/07/2007

Misys plc announces that it has received the notification set out below from Deutsche Bank AG ("Deutsche") pursuant to DTR 5 of the FSA's Disclosure Rule and Transparency Rules on 26 July 2007. Due to an administrative error, no announcement was made. On Friday 27 July a further notification was receivec from Deutsche advising their interest had gone below 4% and this was announc the same day. Accordingly, at the time of this announcement, Deutsche's interest as notified under DTR 5 is 3.90%.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
30.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to whi voting rights are attached (ii):
Misys plc

2. Reason for the notification

	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	DEUTSCHE BANK AG
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	25 JULY 2007
6. Date on which issuer notified:	26 JULY 2007
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggeri transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of vot right	
			Direct	Direct (x)	Indirect (xi)	Direct	Inc
GB0003857850	20,080,547	20,080,547	20,282,969	20,282,969		4.03%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of votir right

Total (A+B)

Number of voting rights	% of voting rights
20,282,969	4.03%

9. Chain of controlled undertakings through which the voting rights and/or t
financial instruments are
effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: David Lindsay/ Andrew Anderso

15. Contact telephone number: +00 44 207 54: 8533/8532

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 30/07/2007

Misys plc announces that it has received the notifications set out below from ValueAct Capital (`VA') pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.
The two notifications received from VA represent shares held:
(i) directly by ValueAct Capital Master Fund L.P. at 9.7%;
(ii) indirectly by the general partner of each fund and the managing members at 11.7%. (NB. This notification has been reported on an aggregated basis and includes the 9.7% holding in (i) above).

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
30.07.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification

	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii): VALUEACT CAPITAL MASTER FUND L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 26 JULY 2007

6. Date on which issuer notified: 27 JULY 2007

7. Threshold(s) that is/are crossed or reached: 9%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY	43,342,574	43,342,574	49,030,118	49,030,118		9.7%	

SHARES

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
49,030,118	9.7%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (49,030,118 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	VALUEACT CAPITAL MASTER FUND, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	(i) VALUEACT CAPITAL MASTER FUND, L.P. (ii) VALUEACT CAPITAL MASTER FUND III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	26 JULY 2007
6. Date on which issuer notified:	27 JULY 2007
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
(i) ORDINARY SHARES	43,342,574	43,342,574			49,030,118		9.7%
(ii) ORDINARY SHARES	9,344,500	9,344,500			9,976,449		2.0%
((i) + (ii) i.e. AGGREGATE)	52,687,074	52,687,074			59,006,567		11.7%

ORDINARY SHARES

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
59,006,567	11.7%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (49,030,118 ordinary shares) and ValueAct Capital Master Fund III, L.P. (9,976,449 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DOROTHEA E. WALSH

15. Contact telephone number: +001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN

Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that

the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END
END

REG-Misys: Treasury Stock <MSY.L>

Released: 31/07/2007

Transfer of Shares held in Treasury
Misys plc announces that on 30 and 31 July 2007 it transferred to participants in its employee share schemes 3,968 and 518 ordinary shares at prices of 185p and 193p per share respectively. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 48,660,580 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 503,066,456.
31.07.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END



REG-Misys: Notice of EGM <MSY.L>

Released: 31/07/2007

FOR IMMEDIATE RELEASE
31 JULY 2007

Misys plc

Statement re: Posting of Shareholder Circular and Notice of EGM

The Board of Misys plc announces that it is today (31 July 2007) posting a circular to its shareholders (the "Circular") setting out details of the proposed disposals of the Diagnostic Information Business. This follows the announcement on 22 July 2007 of the Company's agreement to dispose of the business to Vista Equity Partners.

The Circular contains a notice convening an Extraordinary General Meeting (EGM) of shareholders at 16.30pm on Thursday, 16 August 2007 to approve the proposed disposal.

The Circular will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000. In addition, the Circular will shortly be available to view on the Company's website (www.misys.com) or can be inspected at the Company's registered office (Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP).

UBS Investment Bank is acting as exclusive financial advisor and Allen & Overy LLP is acting as legal counsel to Misys plc on the disposal of the Diagnostic Information Business.

ENDS

ANALYST / INVESTOR ENQUIRIES
Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com

MEDIA ENQUIRIES
Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

END

END